Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

James Hardie Industries plc,

Juno Merger Sub Inc.

and

The AZEK Company Inc.

Dated as of March 23, 2025

The copy of the Agreement and Plan of Merger in this Exhibit 99.1 (the “Merger Agreement”) has been included to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about The AZEK Company Inc. (the “Company”), James Hardie Industries plc (“Parent”) and Juno Merger Sub Inc. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s respective public disclosures.

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-ii-

APPENDICES AND EXHIBITS

Appendix A	Definitions
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

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INDEX OF DEFINED TERMS

Term	Section

2025 Cash Bonus Plan	5.10(f)
Acquisition Proposal	Appendix A
Actual Performance	2.3(b)(C)
Adjusted RSU	2.3(a)(ii)
Adjusted Stock Option	2.3(c)(ii)
ADSs	4.2(a)
Adverse Recommendation Change	5.6(c)
AFFA	Appendix A
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	3.20(a)
Antitrust Laws	3.5(b)
ASIC	Appendix A
ASX	Appendix A
ASX Listing Rules	Appendix A
Book-Entry Shares	2.1(a)(ii)
Borrower	4.25
Business Day	Appendix A
Bylaws	3.1
Canceled Shares	2.1(a)(i)
Cash Award	2.3(a)(ii)
Cash Consideration	2.1(a)(ii)
Certificate of Merger	1.3
Certificates	2.1(a)(ii)
Closing	1.2
Closing Date	1.2
Company	Preamble
Company 401(k) Plan	5.10(e)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Board Designees	5.20
Company Capitalization Date	3.2(a)
Company Common Stock	2.1(a)(i)
Company Director RSU Award	2.3(a)(i)
Company Director RSU Award Consideration	2.3(a)(i)
Company Disclosure Letter	Appendix A
Company Equity Award Consideration	2.3(e)
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company ESPP	Appendix A
Company Fundamental Representations	6.2(a)
Company Lease	Appendix A
Company Leased Real Property	Appendix A
Company Material Contract	3.14(a)
Company Option Grant Date	3.2(b)
Company Owned IP	Appendix A
Company Owned Real Property	Appendix A

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Company Permits	3.10(a)
Company Preferred Stock	3.2(a)
Company PSU Award	2.3(b)
Company Recommendation	Appendix A
Company Registered IP	3.15(a)
Company Related Parties	7.3(b)
Company RSU Award	2.3(a)(i)
Company SEC Documents	3.6(a)
Company Stock Option	2.3(c)(i)
Company Stockholder Approval	3.4
Company Stockholders’ Meeting	5.3(b)
Company Top Customers	3.19
Company Top Suppliers	3.19
Company’s Certificate of Incorporation	3.1
Compensation Committee	2.3(b)(C)
Confidentiality Agreement	Appendix A
Consent	3.5(b)
Continuation Period	5.10(a)
Contract	Appendix A
Control	Appendix A
Controlled by	Appendix A
Controlling	Appendix A
Covered Employees	5.10(a)
CUFS	4.2(a)
Customs & International Trade Authorizations	Appendix A
Customs & International Trade Laws	Appendix A
D&O Indemnified Parties	5.7(a)
Debt Letters	4.25
Delaware Secretary of State	Appendix A
DGCL	Recitals
Dissenting Shares	2.5
Domain Names	Appendix A
EDGAR	Article III
Effective Time	1.3
Environmental Laws	Appendix A
Equity Award Exchange Ratio	Appendix A
ERISA	Appendix A
Exchange Act	Appendix A
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	Appendix A
Existing Company Credit Agreement	Appendix A
FCPA	Appendix A
Financing	4.25
Financing Materials	5.15(c)(v)
Financing Parties	5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	7.4
Foreign Plan	Appendix A
Form F-4	3.11
GAAP	Appendix A
GDPR	Appendix A

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Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Initial Lenders	4.25
Intellectual Property	Appendix A
Intended Purpose	5.5
Intervening Event	Appendix A
IRS	Appendix A
IT Assets	Appendix A
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Material Adverse Effect	Appendix A
Merger	Recitals
Merger Consideration	2.1(a)(ii)
Merger Consideration Value	2.3(c)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Net Option Share	2.3(c)(i)
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Outside Counsel Only Material	5.4(b)
Parent	Preamble
Parent 401(k) Plan	5.10(e)
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Capitalization Date	4.2(a)
Parent Credit Facilities	Appendix A
Parent Disclosure Letter	Appendix A
Parent Equity Awards	Appendix A
Parent ERISA Affiliate	Appendix A
Parent Fundamental Representations	6.3(a)
Parent Lease	Appendix A
Parent Leased Real Property	Appendix A
Parent Material Contract	4.14(b)
Parent Organizational Documents	Appendix A
Parent Owned IP	Appendix A
Parent Owned Real Property	Appendix A
Parent Permits	4.10(a)
Parent Public Documents	4.6(a)
Parent Registered IP	4.15(a)
Parent Share Issuance	5.3(a)
Parent Share Price	Appendix A
Parent Shares	2.1(a)(ii)
Patents	Appendix A
Payoff Amount	5.13
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A

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Proceedings	Appendix A
Prohibited Modifications	5.15(b)
Proxy Statement	3.11
Registrar of Companies	Appendix A
Release	Appendix A
Remedy Action	5.4(d)
Representative	Appendix A
Required Regulatory Approval	6.1(d)
Restraint	6.1(e)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Security	Appendix A
Settled Stock Option	2.3(c)(i)
Settled Stock Option Consideration	2.3(c)(i)
Software	Appendix A
State Takeover Statutes	3.23
Subsidiary	Appendix A
Substitute Financing	5.15(b)
Superior Proposal	Appendix A
Surviving Corporation	Recitals
Tax	Appendix A
Tax Return	Appendix A
Tax Sharing Agreement	Appendix A
Taxes	Appendix A
Termination Amount	Appendix A
Termination Date	7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Trading Day	Appendix A
Treasury Regulations	Appendix A
VWAP	Appendix A

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THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 23, 2025, is made by and among James Hardie Industries plc, an Irish public limited company (“Parent”), Juno Merger Sub Inc., a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and The AZEK Company Inc., a Delaware corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination by means of a merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Surviving Corporation”) as a direct or indirect wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved and, in the case of the Company Board and the Merger Sub Board, declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board has, subject to Section 5.6, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Surviving Corporation shall continue as the surviving corporation of the Merger and a direct or indirect wholly owned Subsidiary of Parent.

Section 1.2 The Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (Chicago, Illinois, United States time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 320 South Canal Street, Chicago, Illinois 60606.

Section 1.3 Effective Time. Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.4 Certificate of Incorporation; Bylaws.

(a) The form of certificate of incorporation set forth on Exhibit A hereto shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation and, in each case, subject to Section 5.7.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except with respect to the name of the Surviving Corporation) until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws and, in each case, subject to Section 5.7.

Section 1.5 Board of Directors; Officers. The members of the Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Each share of class A common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or held directly by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) shall be automatically canceled and converted into the right to receive, in accordance with the terms of this Agreement (A) $26.45 per share in cash, without interest, from Parent (such amount of cash, the “Cash Consideration”), and (B) a number of validly issued, fully paid and nonassessable shares, par value EUR 0.59 per share, of Parent (the “Parent Shares”) equal to the Exchange Ratio (and, if applicable, cash in lieu of fractional Parent Shares payable in accordance with Section 2.1(c)) (such Parent Shares and any such cash in lieu of fractional shares, together with the Cash Consideration, the “Merger Consideration”), subject to any required Tax withholding as provided in Section 2.8. Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding Parent Shares or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c) No certificate or scrip representing fractional Parent Shares shall be issued upon the cancelation and conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Shares or to vote or to any other rights of a holder of Parent Shares. All fractional shares that a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to four (4) decimal places. In lieu of any such fractional shares, each record holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Shares to which such holder would, but for this Section 2.1(c), be entitled under Section 2.1(a)(ii) and (ii) the Parent Share Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Shares, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(c) is not a separately bargained-for consideration.

Section 2.2 Exchange of Certificates.

(a) Prior to the Closing, Parent shall enter into a customary exchange agreement with the transfer agent of Parent, the transfer agent of the Company or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). At or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) uncertificated book-entry shares representing the full number of whole Parent Shares issuable pursuant to Section 2.1(a)(ii) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount necessary to pay the Cash Consideration portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such Parent Shares pursuant to Section 2.2(d) (such Parent Shares and Cash Consideration provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”). Parent shall make available to Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(c). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the

Exchange Agent, and which shall be in the form and have such other provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates in exchange for (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates, (B) the number of Parent Shares (which shall be issued in uncertificated book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 2.1(a)(ii), (C) any dividends or other distributions payable pursuant to Section 2.2(d), and (D) cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(c).

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancelation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (i) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (ii) the number of Parent Shares (which shall be issued in uncertificated book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(ii), (iii) any dividends or other distributions payable pursuant to Section 2.2(d) and (iv) any cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(c), if applicable, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Share, (B) the number of Parent Shares (which shall be issued in uncertificated book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(ii), (C) any dividends or other distributions payable pursuant to Section 2.2(d) and (D) any cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(c), if applicable. Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.2(c) and any dividends or other distributions payable pursuant to Section 2.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.

(d) Subject to applicable Law, there shall be paid to the holder of the Parent Shares issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.2(c), without interest, (i) at the time of delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such Parent Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such Parent Shares.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Shares as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Shares as contemplated by Section 2.2(d).

(g) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Parent Shares (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

Section 2.3 Company Equity Awards.

(a) Treatment of Company RSU Awards.

(i) As of the Effective Time, each time-based restricted stock unit award relating to shares of Company Common Stock (each, a “Company RSU Award”) that was granted to a non-employee member of the Company Board (each, a “Company Director RSU Award”), and that remains outstanding immediately prior to the Effective Time shall, to the extent not vested, become fully vested, and shall be canceled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive (A) the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time and (B) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company Director RSU Award (collectively, the “Company Director RSU Award Consideration”).

(ii) As of the Effective Time, each Company RSU Award, other than any Company Director RSU Award, that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into (A) a time-based restricted stock unit award of Parent (each, an “Adjusted RSU”) with the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time relating to the number of Parent Shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (y) the Exchange Ratio and (B) a cash award (each, a “Cash Award”), with the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective

Time (as adjusted to reflect the cash nature of the award, rather than a restricted stock unit relating to shares), having a value equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (y) the Cash Consideration, and all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company RSU Award shall be assumed and become an obligation in connection with the applicable Adjusted RSU.

(b) Treatment of Company PSU Awards. As of the Effective Time, each performance-based restricted stock unit relating to shares of Company Common Stock (each, a “Company PSU Award”) that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into (i) an Adjusted RSU with the same terms and conditions as were applicable to such Company PSU Award immediately prior to the Effective Time (except that the performance-based vesting conditions applicable to such Company PSU Award immediately prior to the Effective Time shall not apply from and after the Effective Time) relating to the number of Parent Shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company PSU Award immediately prior to the Effective Time by (y) the Exchange Ratio and (ii) a Cash Award with the same vesting terms and conditions as were applicable to such Company PSU Award immediately prior to the Effective Time (except that (I) the performance-based vesting conditions applicable to such Company PSU Award immediately prior to the Effective Time shall not apply from and after the Effective Time, and (II) following the Effective Time the award will be cash-denominated rather than share-denominated), having a value equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company PSU Award immediately prior to the Effective Time by (y) the Cash Consideration, and all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company PSU Award shall be assumed and become an obligation in connection with the applicable Adjusted RSU. For purposes of clauses (i)(x) and (ii)(x) of this Section 2.3(b), “the number of shares of Company Common Stock subject to the Company PSU Award” shall be based on:

(A) for any Company PSU Award having a three (3)-year, cumulative performance period ending September 30, 2025, Actual Performance;

(B) for any Company PSU Award having three (3) one (1)-year performance periods ending September 30, 2024, 2025 and 2026:

1. for the one (1)-year performance period ended September 30, 2024, 184.19% of target,

2. for the one (1)-year performance period ending September 30, 2025, Actual Performance, and

3. for the one (1)-year performance period ending September 30, 2026, (a) if Closing occurs on or prior to March 31, 2026, target performance, and (b) if Closing occurs on or after April 1, 2026, the greater of (x) target performance and (y) Actual Performance;

(C) for any Company PSU Award having three (3) one (1)-year performance periods ending September 30, 2025, 2026 and 2027:

1. for the one (1)-year performance period ending September 30, 2025, Actual Performance,

2. for the one (1)-year performance period ending September 30, 2026, (a) if Closing occurs on or prior to March 31, 2026, target performance, and (b) if Closing occurs on or after April 1, 2026, the greater of (x) target performance and (y) Actual Performance, and

3. for the one (1)-year performance period ending September 30, 2027, target performance.

For purposes of this Section 2.3(b), “Actual Performance” means actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith by the Compensation Committee of the Company Board (“Compensation Committee”), with performance for any portion of the applicable performance period that remains following the Closing Date included at the greater of forecast for the remainder of the period and target level.

(c) Treatment of Company Stock Options.

(i) As of the Effective Time, each compensatory option to purchase Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and (A) that is vested, (B) that was granted to a holder who, as of immediately prior to the Effective Time, is no longer an employee of the Company or its Subsidiaries or (C) that was granted to a non-employee member of the Company Board (each, a “Settled Stock Option”), shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration Value in respect of each Net Option Share subject to such Company Stock Option immediately prior to the Effective Time (the “Settled Stock Option Consideration”). For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (A) the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Merger Consideration Value. For purposes of the preceding sentence, “Merger Consideration Value” means an amount in cash equal to (I) the Cash Consideration plus (II) the product obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Price.

(ii) As of the Effective Time, each Company Stock Option, other than any Settled Stock Option, that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into an option to purchase Parent Shares (each, an “Adjusted Stock Option”), on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, and relating to the number of Parent Shares (rounded down to the nearest whole number of Parent Shares) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the Equity Award Exchange Ratio, which Adjusted Stock Option shall have an exercise price per Parent Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, by (y) the Equity Award Exchange Ratio. It is the intention of the parties that the assumption of Company Stock Options pursuant to this Section 2.3(c)(ii) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 2.3(c)(ii) shall be construed consistent with this intent.

(d) Promptly following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any Offering Period (as such term is defined in the Company ESPP) outstanding as of the date of this Agreement under the Company ESPP, such Offering Period shall terminate and each Option (as such term is defined in the Company ESPP) shall be deemed to have been exercised upon the earlier to occur of (A) the day that is four (4) complete Trading Days prior to the Effective Time, or (B) the date on which such Offering Period would otherwise end, and no additional Offering Period shall commence under such Company ESPP after the date of this Agreement; (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of his, her or its rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; and (iv) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

(e) Parent shall cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder of a Company Director RSU Award and a Settled Stock Option the Company Director RSU Award Consideration and the Settled Stock Option Consideration (collectively, the “Company Equity Award Consideration”), as applicable, less any required withholding Taxes and without interest, within seven (7) Business Days following the Effective Time; provided that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty. The aggregate amount required to be withheld in respect of Taxes in respect of the Company Equity Award Consideration shall be applied first to reduce the aggregate Merger Consideration payable in Parent Shares and then, only if and to the extent that such withholding amount exceeds such stock portion, to reduce the portion of the Merger Consideration that is payable in cash (if any). The number of Parent Shares to be withheld shall be determined based on the closing price of a share of Parent Shares on the Closing Date.

(f) Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Equity Plans, adopt applicable resolutions, amend the terms of the Company Equity Plans or any outstanding awards, and take all other appropriate actions to give effect to the transactions contemplated herein. To the extent such notice or actions are required, the Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(g) At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of Parent Shares in respect of each Adjusted RSU and Adjusted Stock Option issued pursuant to this Section 2.3. Effective as of the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the Parent Shares subject to each such award and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (after giving effect to any Tax withholding as provided in Section 2.8) to which the holder thereof is entitled pursuant to this Article II.

Section 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The

Company shall give notice to Parent as promptly as reasonably practicable of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all material discussions with third parties and all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.

Section 2.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.7 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.

Section 2.8 Withholding. Each of Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and timely paid over to the relevant Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 3.1, Section 3.2, Section 3.3 and Section 3.4, as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after September 30, 2023, and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the Company’s Third Restated Certificate of Incorporation (the “Company’s Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. The Company’s Certificate of Incorporation and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on March 19, 2025 (the “Company Capitalization Date”), the authorized capital stock of the Company consisted of (i) 1,100,000,000 shares of Company Common Stock, 143,847,919 shares of which were issued and outstanding, and 14,294,005 of which were held by the Company as treasury stock and (ii) 1,000,000 shares of preferred stock of the Company, par value $0.001 per share (“Company Preferred Stock”), no shares of which were issued and outstanding. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Company Capitalization Date, there were (A) 3,015,181 shares of Company Common Stock subject to outstanding Company Stock Options with a weighted average exercise price of $26.06, (B) outstanding Company RSU Awards representing 512,098 shares of Company Common Stock, (C) outstanding Company Director RSU Awards representing 83,768 shares of Company Common Stock, (D) outstanding Company PSU Awards representing 549,176 shares of Company Common Stock, assuming target performance, which amount may be increased to a maximum of 1,071,689 shares of Company Common Stock based on the satisfaction of performance conditions set forth in the applicable award agreements, (E) 3,346,223 shares of Company Common Stock available for future purchase under the Company ESPP and (F) 2,131,170 shares of Company Common Stock reserved for future issuance under the Company Equity Plans. From the close of business on the Company Capitalization Date through the date of this Agreement, there have been no issuances of (I) any Company Common Stock, Company Preferred Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Common Stock pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity Awards or under the Company ESPP in accordance with its terms or (II) any Company Equity Awards or any other equity or equity-based awards. All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards, the Company Equity Plans or the Company ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights.

(b) The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of the Company Equity Plans and the forms of stock option, restricted stock and restricted stock unit agreements evidencing the Company Equity Awards and no award agreement applicable to Company Equity Awards contains material terms that are not consistent with, or are in addition to, the terms of such forms. Section 3.2(b) of the Company Disclosure Letter sets forth, as of the close of business on the Company

Capitalization Date, each outstanding Company Equity Award and, to the extent applicable, (i) the name (or employee identification number) and country of residence (if outside the United States) of the holder thereof, (ii) the number of shares of Company Common Stock issuable thereunder, (iii) the expiration date, (iv) the exercise price relating thereto, (v) the grant date, (vi) the amount vested and outstanding and the amount unvested and outstanding and (vii) the Company Equity Plan pursuant to which the award was made. Each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. The Company does not have any liability in respect of any Company Stock Option that was granted with a per share exercise price that was less than the fair market value of a share of Company Common Stock on the applicable Company Option Grant Date, and the Company has not granted any Company Stock Options that are subject to the provisions of Section 409A of the Code. Each grant of Company Equity Awards was made in accordance with the terms of the Company Equity Plans, the Exchange Act and all other applicable Laws, including the rules and regulations of the NYSE. All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom. No Subsidiary of the Company owns any capital stock of the Company.

(c) As of the date of this Agreement, other than as set forth in Section 3.2(a), or, with respect to any non-United States Subsidiary of the Company, directors’ qualifying shares or similar arrangements required by applicable Law, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each (i) Subsidiary of the Company and (ii) other Person in whom the Company or any of its Subsidiaries owns any shares of capital stock or other equity or voting securities or other equity interests, in each case other than investments in marketable securities and cash equivalents. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, or as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company nor any of its Subsidiaries (x) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (y) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved to make the Company Recommendation; provided that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4 Vote Required. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.24, the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement; it being understood that in connection with the Company Stockholder Approval, the Company will also submit for the vote of its stockholders at the Company Stockholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting.

Section 3.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Company’s Certificate of Incorporation or Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Merger) the Company Stockholder Approval has been received, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration (other than pursuant to any Company Benefit Plan) or cancelation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancelation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form F-4 and the Proxy Statement), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under non-United States qualification, state securities or “blue sky” laws of various states or any other applicable other securities Laws, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation and identity of Parent in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or non-United States competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.6 Company SEC Documents; Financial Statements.

(a) Since September 30, 2023, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of all comment letters from the SEC since September 30, 2023, through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since September 30, 2021, there has been and is no fraud that involves senior management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f) To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since September 30, 2023, through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Company Board or any committee thereof.

(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since September 30, 2023, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

Section 3.7 Absence of Certain Changes or Events.

(a) Since September 30, 2024 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business.

(b) Since September 30, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (d), (g), (h), (i), (j), (o), (q), or (y) (in the case of (y), to the extent relating to any of the foregoing clauses) of Section 5.1.

(c) Since September 30, 2024 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on November 20, 2024, or the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 5, 2025, (b) incurred in the ordinary course of business since September 30, 2024, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.

Section 3.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.10 Permits; Compliance with Laws.

(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancelation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancelation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since January 1, 2023, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since January 1, 2023, through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form F-4 (or successor form) to be filed with the SEC by Parent in connection with the registration under the Securities Act of the Parent Shares to be issued in the Merger (as amended or supplemented from time to time, the “Form F-4”) will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub) for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.12 Employee Benefit Plans; Labor.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and separately identifies each material Foreign Plan. The Company has made available to Parent, in each case, to the extent applicable, (i) a true and complete copy of such material Company Benefit Plan and all amendments thereto (including a written description of the material provisions of each unwritten material Company Benefit Plan), (ii) each trust, insurance, annuity or other funding Contract, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the most recent annual report on Form 5500, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS, (vi) the most recent summary plan description and any material modification and (vii) all material notices given to such Company Benefit Plan, the Company or any Company ERISA Affiliate by the IRS, United States Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Authority since January 1, 2023.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved (as of the date of this Agreement and as of the Closing) to the extent required by and in accordance with GAAP, (iii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan that would result in the imposition of any liability to the Company or any of its Subsidiaries and (iv) each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the

Code and the guidance issued by the IRS provided thereunder. Neither the Company nor any Subsidiary of the Company has any obligation to gross-up or otherwise reimburse any current or former employee or other individual service provider for any tax incurred by such person pursuant to Section 409A.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of any such Company Benefit Plan or result in the imposition of any liability, penalty or tax under ERISA or the Code that is, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) a Company Benefit Plan that constitutes a “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) to which the Company, any of its Subsidiaries or any Company ERISA Affiliate made, or was required to make, contributions during the six years prior to the date hereof.

(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(f) Neither the execution or delivery of nor performance of the Company’s obligations under this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director or employee of, or individual service provider to, the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual service provider, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of the Company or any of its Subsidiaries, or (v) limit or restrict the right of Parent, the Surviving Corporation, the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan (other than any requirement to obtain the signature of a counterparty to amend, modify or terminate such Company Benefit Plan). Neither the Company nor any of its Subsidiaries has any obligation to compensate any current or former director, employee or other individual service provider for any Taxes incurred by such employee or individual service provider under Section 4999 of the Code.

(g) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has any obligations for post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries).

(h) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Labor Agreement, nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, labor organization or works council. As of the date of this Agreement, to the Knowledge of the Company, there are no labor union organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries. Since January 1, 2023, through the date of this Agreement, there has not been any, and there are no pending or, to the Knowledge of the Company, threatened material strikes, walkouts, lockouts, slowdowns or other material labor stoppages or labor disputes against or affecting the Company or its Subsidiaries.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) that is required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment, meets all requirements for such treatment; (iv) that is required to be fully funded or fully insured, is fully funded or fully insured (determined using reasonable actuarial assumptions and valuations), in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(j) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2023, have been, in compliance with the terms of the Company Benefit Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination (including diversity, equity and inclusion), disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(k) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of the Company, in the last five (5) years, no material allegations of sexual harassment or sexual misconduct have been made against (i) any officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at a level of Vice President or above.

(l) The Company and its Subsidiaries are not government contractors or subcontractors and do not receive any federal funding in such capacity.

(m) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any material term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or employee or customer non-solicitation agreement: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

Section 3.13 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate and (ii) paid (or have had paid on their behalf) all Taxes due and owing, except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings or for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP.

(b) (i) There are no pending, threatened in writing, or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of the Company or any of its Subsidiaries, except, in each case, with respect to matters for which adequate reserves have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (iii) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than in connection with extensions to file Tax Returns obtained in the ordinary course); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return of a particular type that the Company or any of its Subsidiaries is or may be liable for a material amount of Taxes of such type in such jurisdiction, nor has any such assertion been threatened in writing or proposed in writing and, in each case, received by the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries have complied with all applicable Tax Laws relating to the withholding of Taxes (including reporting and recordkeeping requirements related thereto) in all material respects.

(d) As of the date hereof, none of the Company or any of its Subsidiaries is or has been within the last six years a member of an “affiliated group” as defined in Section 1504(a) of the Code or a consolidated, combined or unitary Tax group under state, local or non-U.S. Law (other than such a group the common parent of which is or was the Company or any of its Subsidiaries).

(e) None of the Company or any of its Subsidiaries has any material liability for Taxes of any other Person (other than Taxes of the Company or any Subsidiary) (i) under any Tax Sharing Agreement (other than such an agreement or arrangement exclusively between or among the Company and/or its Subsidiaries) or (ii) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract or otherwise (other than (A) such an agreement or arrangement exclusively between or among the Company and/or its Subsidiaries and (B) commercial agreements not primarily related to Taxes).

(f) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.

(h) Within the last five (5) years ending on the date hereof, none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code.

(i) The places where (i) material decisions concerning the general management of the Company are taken and (ii) management of the Company meets in the ordinary course are each in the United States and the Company will exercise its rights, and perform its obligations hereunder (including under Article VII of this Agreement) in all material respects from the United States.

(j) As of the date hereof, the aggregate amount of all “distributions” made by the Company (as determined under Treasury Regulations Section 1.7874-10(k)(1)), or any “predecessor” of the Company (as determined under Treasury Regulations Section 1.7874-10(f)), within the preceding 36 month period is not in excess of $750,000,000.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound, except for this Agreement, that:

(i) is a Contract (other than a purchase order) with (A) a Company Top Supplier or (B) to the extent not covered in subclause (A), with a vendor or supplier that provided or provides, as applicable, for aggregate payments from the Company and its Subsidiaries of more than $10,000,000 in the Company’s most recently completed fiscal year;

(ii) is a Contract (other than a purchase order) with (A) a Company Top Customer or (B) to the extent not covered in subclause (A), with a customer, distributor, dealer, sales representative or similar Person that provided or provides, as applicable, for aggregate payments to the Company and its Subsidiaries of more than $20,000,000 in the Company’s most recently completed fiscal year;

(iii) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company and its Subsidiaries, taken as a whole, and is required to be filed with the SEC;

(iv) is a joint venture, shareholder or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(v) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries in an amount in excess of $25,000,000;

(vi) is an agreement under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights);

(vii) is a non-competition or other Contract that materially limits (A) the manner, lines of business or localities in which any business of the Company and its Subsidiaries, taken as a whole, is or has a right to be conducted or (B) the types of businesses that the Company and its Subsidiaries conduct or have a right to conduct;

(viii) is a Contract relating to the acquisition or disposition of any business, operations or assets (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into within the past three (3) years, for aggregate actual or contingent consideration under such Contract in excess of $25,000,000, or which has continuing or contingent obligations that would reasonably be expected to be in excess of $2,500,000;

(ix) is a Contract, under which the Company or any of its Subsidiaries has granted or received any material license, consent to use, non-assertion or similar rights with respect to Intellectual Property (other than (A) non-exclusive inbound licenses granted on standardized terms for generally available non-customized Software or information technology services, including any licenses for “open source” Software or (B) Contracts with non-exclusive grants of rights to a customer, distributor, reseller, supplier or service provider, in each case, entered into in the ordinary course of business);

(x) is material to the Company and its Subsidiaries, taken as a whole, that provides for “single source” supply to the Company or any of its Subsidiaries;

(xi) provides for (A) material exclusivity rights (including in respect of distribution rights or a particular product or geography or the grant to a third party of an exclusive license or similar exclusive right to any material Company Owned IP) for the benefit of a third party or (B) “most favored nation” rights which the Company or its Subsidiaries has granted to a third party that are material to the Company and its Subsidiaries, taken as a whole;

(xii) is a Contract that contains a put, call, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; or

(xiii) provides for the Company or its Subsidiaries to indemnify or hold harmless any other Person entered into outside of the ordinary course of business, that would reasonably be expected to impose on the Company or any of its Subsidiaries a liability in excess of $5,000,000.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract and (iii) each Company Material Contract is (x) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (y) in full force and effect.

Section 3.15 Intellectual Property.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, Section 3.15(a) of the

Company Disclosure Letter sets forth a complete and accurate list of all issuances and registrations of, and pending applications for registrations of, all Company Owned IP (the “Company Registered IP”). Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries, as applicable, are the exclusive owner of all Company Registered IP, (ii) all Company Owned IP is subsisting, and, to the Knowledge of the Company, excluding any applied-for Company Registered IP, valid and enforceable and (iii) Company and its Subsidiaries own, free and clear of all Liens (other than Permitted Liens) all Company Owned IP.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) all assignments to the Company or any of its Subsidiaries of Intellectual Property issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Domain Name registrar that are owned by the Company or such Subsidiary have been properly executed and recorded, where applicable, (ii) as of the date of this Agreement, there are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings declared, commenced or provoked or, to the Knowledge of the Company, threatened with respect to any Patents included in the Company Registered IP, and (iii) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Company Owned IP or, to the Knowledge of the Company, Intellectual Property used in the respective businesses of the Company and its Subsidiaries.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own, validly license or have the right to use in the manner currently used, all Intellectual Property rights that are used in the respective businesses of the Company and its Subsidiaries.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, and since January 1, 2023, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not, and has not, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any other Person, (ii) there is and have been no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, no other Person is, and has not been, infringing, misappropriating or otherwise violating any Intellectual Property right owned by or used in the respective businesses of the Company or any of its Subsidiaries.

(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, each employee or consultant involved in the conception, reduction to practice or creation of any Company Owned IP on behalf of the Company or its Subsidiaries has entered into a written agreement with the Company or its Subsidiaries providing for the assignment of such Company Owned IP to the Company or its Subsidiaries.

(f) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of the Company or any of its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.

Section 3.16 Information Technology; Data Protection.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the IT Assets owned, leased or licensed by the Company and its Subsidiaries are sufficient to operate and perform as needed by the Company and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since January 1, 2023, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse integrity or security events affecting the IT Assets of the Company and its Subsidiaries or any other Persons to the extent used by or on behalf of the Company or its Subsidiaries (or, in each case information and transactions stored or contained therein or transmitted thereby).

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) the Company and its Subsidiaries have since January 1, 2023, complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its IT Assets, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have since January 1, 2023, been in compliance with applicable Laws and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data or proprietary data collected or processed by or on behalf of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, the Company and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligations, nor has the Company and its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.

Section 3.17 Real and Personal Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all Company Owned Real Property and all Company Leased Real Property), free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Owned Real Property and Company Leased Real Property. Other than as constitutes a Permitted Lien, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material real property owned by the Company or any of its Subsidiaries or any material portion thereof (including any Company Owned Real Property).

(b) Each Company Lease is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. The Company has provided Parent with true, correct and complete copies, as of the date hereof, of each material Company Lease.

(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to any Company Lease or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Company Lease.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (i) no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Leased Real Property, (ii) there are no outstanding options or rights of first refusal to purchase any Company Owned Real Property or any interest therein and (iii) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any Company Leased Real Property or any Company Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

(e) The Company and its Subsidiaries (as applicable) do not own any material real property other than the Company Owned Real Property.

Section 3.18 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) the Company and its Subsidiaries are and, since January 1, 2021, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;

(b) as of the date of this Agreement, there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;

(c) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(d) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law;

(e) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by the Company or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by the Company or any of its present or past Subsidiaries or any of their respective predecessors, was during the time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and

(f) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.

Section 3.19 Customers and Suppliers. None of the ten (10) largest customers (whether a distributor, dealer, sales representative or similar Person) (by sales) of the businesses of the Company and its Subsidiaries during the Company’s most recent fiscal year (the “Company Top Customers”) or the ten (10) largest suppliers (by spend) of the businesses of the Company and its Subsidiaries during the Company’s most recent fiscal year (the “Company Top Suppliers”) has since September 30, 2024, through the date of this Agreement (a) canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, (b) materially decreased, or to the Knowledge of the Company or any of its Subsidiaries, threatened to materially decrease the quantity of products or services purchased from or sold to, respectively, the Company or any of its Subsidiaries, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts, (c) demanded, requested or received from the Company or any of its Subsidiaries any material concessions with respect to any existing or proposed Contracts or programs which, in the aggregate, would reasonably be expected to be materially adverse to the Company or its Subsidiaries, taken as a whole, or (d) been engaged in a material dispute with the Company or any of its Subsidiaries, in the case of each of clauses (a) (with respect to threatened matters), (b), (c) and (d), other than to the extent in the ordinary course of business. Lists of all customers and suppliers referred to in this Section 3.19 have been made available to Parent prior to the date of this Agreement.

Section 3.20 Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole:

(a) Since January 1, 2020, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b) Neither the Company nor any of its Subsidiaries, as of the date of this Agreement, (i) to the Knowledge of the Company, is under external or internal investigation for any material violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or (iii) to the Knowledge of the Company, is the subject of any internal complaint, audit or review process regarding a material violation of the Anti-Corruption Laws.

(c) The Company and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d) Since January 1, 2020, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.21 Customs and International Trade Laws; Sanctions.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) since January 1, 2020, the Company and its Subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and (ii) as of the date of this Agreement, there are no unresolved formal claims concerning the liability of any of the Company or its Subsidiaries under such Laws.

(b) Without limitation to Section 3.21(a), except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) at all times since January 1, 2020, the Company and its Subsidiaries and, to the Knowledge of the Company, Persons acting on their behalf, have obtained all import and export licenses and all other Customs & International Trade Authorizations, (ii) since January 1, 2020, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization or denial of future Customs & International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers or, to the Knowledge of the Company, employees or agents, of the Company or any of its Subsidiaries (in their capacity as such) in connection with any actual or alleged violation of any applicable Customs & International Trade Laws, and (iii) since January 1, 2020, through the date of this Agreement, there have been no written claims, written requests for information, the initiation of any Proceedings or, to the Knowledge of the Company, investigations by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.

(c) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.

(d) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, (i) is and, since January 1, 2020, has been, in compliance in all material respects with all applicable Sanctions and (ii) has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.

(e) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Customs & International Trade Laws or applicable Sanctions.

Section 3.22 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of the Company and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancelation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries.

Section 3.23 Takeover Statutes and Provisions. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.24, the approval of the Company Board of the Merger and the other transactions contemplated by this Agreement represents all action necessary to render any provisions of any “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or any other takeover or anti-takeover statute of Delaware Law inapplicable to this Agreement, the Merger or any other transactions contemplated by this Agreement and no such provision in the Company’s Certificate of Incorporation (including Article XIII thereof) or Company’s Bylaws (collectively with any such Laws, “State Takeover Statutes”) is, or at the Effective Time will be, applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement. Section 203 of the DGCL is not applicable to the Company.

Section 3.24 Brokers. No investment banker, broker or finder other than Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. A true, correct and complete copy of the engagement letter between the Company and Goldman Sachs & Co. LLC has been made available to Parent prior to the date of this Agreement.

Section 3.25 Opinion of Financial Advisors. The Company Board has received the opinion of Goldman Sachs & Co. LLC, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other Parent and its affiliates) pursuant to this Agreement is fair from a financial point of view to such holders of Company Common Stock. Promptly after the date of this Agreement, a true, correct and complete copy of such opinion will be made available to Parent for informational purposes only.

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement, none of Parent or Merger Sub or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or its Affiliates or its or their respective Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the Parent Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 4.1, Section 4.2, Section 4.3 and Section 4.4, as disclosed in the Parent Public Documents lodged or filed with (or furnished to) the Registrar of Companies (to the extent publicly available), the SEC or ASIC by Parent on or after March 30, 2023, and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available from the Registrar of Companies, EDGAR or on the ASX or ASIC website, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Qualification. Parent is a public limited company duly organized and validly existing under the laws of Ireland. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and neither Parent nor Merger Sub, as applicable, is in violation of any of the provisions thereof.

Section 4.2 Share Capital; Subsidiaries.

(a) As of the close of business on March 19, 2025 (the “Parent Capitalization Date”), the authorized share capital of Parent consisted of 2,000,000,000 Parent Shares, 429,818,781 of which were issued and outstanding and none of which were held by Parent as treasury shares. There are no other classes of shares in the share capital of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holder’s shares in the share capital of Parent may vote authorized, issued or outstanding. As of the close of business on the Parent Capitalization Date, there were (i) 269,211 outstanding options relating to 269,211 Parent Shares (or an applicable equivalent number of CHESS Units of Foreign Securities as defined in the operating rules of ASX Settlement Pty Limited as published by ASX from time to time (“CUFS”) or American Depository Shares (“ADSs”) evidenced by American Depository Receipts), (ii) 2,874,799 outstanding restricted stock awards relating to 2,874,799 Parent Shares (or an applicable equivalent number of CUFS or ADSs evidenced by American Depository Receipts) and (iii) 19,593,334 Parent Shares (or an applicable equivalent number of CUFS or ADSs evidenced by American Depository Receipts) reserved for future issuance under Parent equity plans. All of the issued and outstanding Parent Shares have been, and all of the Parent Shares (or an applicable equivalent number of CUFS or ADSs evidenced by American Depository Receipts) that may be issued pursuant to the Parent Equity Awards, as amended from time to time, or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the Parent Shares issuable pursuant to this Agreement, are, or will be when issued, fully paid, nonassessable and free of preemptive rights.

(b) All of the outstanding Parent Shares have been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.

(c) Other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of share capital of Parent or other equity or voting securities or other equity interests of Parent or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire any share capital of Parent or other equity or voting securities or other equity interests of Parent, or any securities representing the right to purchase or otherwise receive any share capital of Parent or other equity or voting securities or other equity interests of Parent, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which Parent is a party, including any such agreements or trusts (A) restricting the transfer of the share capital of Parent or other equity interests of Parent or (B) affecting the voting rights of share capital of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any share capital of Parent or other equity or voting securities or other equity interests of Parent.

(d) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(e) The number of authorized Parent Shares that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of Parent Shares to be issued pursuant to this Agreement.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent and Merger Sub have all necessary organizational power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Parent Board and the Merger Sub Board have, by resolutions unanimously adopted thereby, approved this Agreement and the transactions contemplated by this Agreement. As of the date of this Agreement, none of the aforesaid actions by the Parent Board or the Merger Sub Board have been amended, rescinded or modified. Parent or a direct or indirect wholly owned Subsidiary of Parent, acting in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement.

Section 4.4 No Vote Required. Assuming the accuracy of the representations and warranties in Section 3.2 and compliance by the Company with Section 5.1(c), no vote of the shareholders of Parent or the holders of any other securities of Parent is required by any Law or by the Parent Organizational Documents in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancelation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent (other than Merger Sub), clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancelation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with (x) the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form F-4 and the Proxy Statement), (y) the Registrar of Companies under the Companies Act 2014 of Ireland and (z) the ASIC, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under non-United States qualification, state securities or “blue sky” laws of various states or any applicable other securities Laws, (iv) compliance with applicable rules and regulations of ASX, the NYSE and any other applicable stock exchanges or marketplaces, (v) compliance with the Irish Companies Act 2014 (as amended), (vi) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vii) compliance with and filings or notifications under Antitrust Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.6 Parent Public Documents; Financial Statements.

(a) Since March 31, 2023, Parent has timely lodged or filed with (or furnished to) the SEC or ASIC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the applicable requirements of ASIC, the ASX Listing Rules, the Exchange Act or the Securities Act (collectively, the “Parent Public Documents”). As of its lodging or filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent Public Document complied in all material respects with the applicable requirements of ASIC, the ASX Listing Rules, the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent Public Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent Public Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent Public Documents that were required to be lodged or filed with (or furnished to) the SEC or ASIC prior to the date of this Agreement, but that have not yet been lodged or filed with (or furnished to) the SEC or ASIC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of Parent included in Parent Public Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC, ASIC and ASX with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 6-K or Form 20-F or otherwise under the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Prior to the date of this Agreement, Parent has furnished to the Company complete and correct copies of all comment letters from the SEC or ASIC since March 31, 2023, through the date of this Agreement with respect to any of the Parent Public Documents, together with all written responses of Parent thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or ASIC staff with respect to any of the Parent Public Documents, and, to the Knowledge of Parent, none of the Parent Public Documents is subject to ongoing SEC or ASIC review.

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of ASX and the NYSE.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent Public Document that is a report on Form 20-F or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. Since March 31, 2021, there has been and is no fraud that involves senior management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(f) To the Knowledge of Parent, as of the date of this Agreement, there are no SEC or ASIC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since March 31, 2023, through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent, the Parent Board or any committee thereof.

(g) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to any Parent Public Document that is a report on Form 20-F, and the statements contained in such certifications are true and accurate. Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since September 30, 2023, (i) neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole.

(i) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in any Parent Public Document that is a report on Form 20-F (including any audited financial statements and unaudited interim financial statements of Parent included therein).

Section 4.7 Absence of Certain Changes or Events.

(a) Since March 31, 2024 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business.

(b) Since March 31, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (e), (f), (h), (j), (k) or (l) (in the case of (l), to the extent relating to any of the foregoing clauses) of Section 5.2.

(c) Since March 31, 2024 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s

Annual Report on Form 20-F filed with the SEC on May 20, 2024, or the Company’s Current Report on Form 6-K filed with the SEC on February 19, 2025, (b) incurred in the ordinary course of business since March 31, 2024, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP.

Section 4.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.10 Permits; Compliance with Laws.

(a) (i) Parent and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for Parent and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Parent Permits”), (ii) all such Parent Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancelation, withdrawal or revocation thereof is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancelation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since January 1, 2023, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Parent Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since January 1, 2023, through the date of this Agreement, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Parent Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.12 Employee Benefit Plans; Labor.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent, (i) each of the Parent Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Parent Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved (as of the date of this Agreement and as of the Closing) to the extent required by and in accordance with GAAP and (iii) none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Parent Benefit Plan that would result in the imposition of any liability to Parent or any of its Subsidiaries.

(b) Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Parent Benefit Plan as to its qualified status under the Code, or with respect to a prototype Parent Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or Parent Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Parent Benefit Plan. To the Knowledge of Parent, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Parent Benefit Plan and no condition exists that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of any such Parent Benefit Plan or result in the imposition of any liability, penalty or tax under ERISA or the Code that is, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(c) Neither Parent nor any Parent ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) a Parent Benefit Plan that constitutes a “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) to which the Company, any of its Subsidiaries or any Parent ERISA Affiliate made, or was required to make, contributions during the six (6) years prior to the date hereof.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent, as of the date of this Agreement there are no pending, or, to the Knowledge of Parent, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Parent Benefit Plan, by any employee or beneficiary covered under such Parent Benefit Plan, as applicable, or otherwise involving such Parent Benefit Plan.

(e) Parent and its Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not been, and would not reasonably be expected to be, materially adverse for Parent.

(f) The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.13 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate and (ii) paid (or have had paid on their behalf) all Taxes due and owing, except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings or for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP.

(b) (i) There are no pending, threatened in writing, or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of Parent or any of its Subsidiaries, except, in each case, with respect to matters for which adequate reserves have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against Parent or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (iii) none of Parent or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than in connection with extensions to file Tax Returns obtained in the ordinary course); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return of a particular type that Parent or any of its Subsidiaries is or may be liable for a material amount of Taxes of such type in such jurisdiction, nor has any such assertion been threatened in writing or proposed in writing and, in each case, received by Parent or any of its Subsidiaries.

(c) Parent and each of its Subsidiaries have complied with all applicable Tax Laws relating to the withholding of Taxes (including reporting and recordkeeping requirements related thereto) in all material respects.

(d) As of the date hereof, none of Parent or any of its Subsidiaries is or has been within the last six years a member of an “affiliated group” as defined in Section 1504(a) of the Code or a consolidated, combined or unitary Tax group under state, local or non-U.S. Law (other than such a group the common parent of which is or was Parent or any of its Subsidiaries).

(e) None of Parent or any of its Subsidiaries has any material liability for Taxes of any other Person (other than Taxes of Parent or any Subsidiary) (i) under any Tax Sharing Agreement (other than such an agreement or arrangement exclusively between or among Parent and/or its Subsidiaries) or (ii) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract or otherwise (other than (A) such an agreement or arrangement exclusively between or among Parent and/or its Subsidiaries and (B) commercial agreements not primarily related to Taxes).

(f) None of Parent or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(g) Neither Parent nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.

(h) Within the last five (5) years ending on the date hereof, none of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code.

Section 4.14 Material Contracts.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) none of Parent or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract, (ii) as of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract and (iii) each Parent Material Contract is (x) a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (y) in full force and effect.

(b) For purposes of this Agreement, “Parent Material Contract” shall mean any Contract to which Parent or any of its Subsidiaries is a party or to or by which any asset or property of Parent or any of its Subsidiaries is bound, except for this Agreement:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent;

(ii) is a joint venture, shareholder or similar Contract that is material to the operation of Parent and its Subsidiaries, taken as a whole;

(iii) is a Contract (other than those solely between or among Parent and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of Parent or any of its Subsidiaries in an amount in excess of $50,000,000;

(iv) is a Contract not otherwise described in another section of this Section 4.14(b) which is reasonably expected to involve future payments to or by Parent or any of its Subsidiaries of more than $50,000,000 in the one (1)-year period following the date hereof; or

(v) is a Contract not otherwise described in another section of this Section 4.14(b) which is material to Parent and its Subsidiaries, taken as a whole.

Section 4.15 Intellectual Property.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries, as applicable, are the exclusive owner of all issuances and registrations of, and applications for registrations of all Parent Owned IP (the “Parent Registered IP”), (ii) all such Parent Registered IP is subsisting, and, to the Knowledge of Parent, excluding any applied-for Parent Registered IP, valid and enforceable and (iii) Parent or its Subsidiaries own, free and clear of all Liens (other than Permitted Liens) all other material Parent Owned IP.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) all assignments to Parent or any of its Subsidiaries of Intellectual Property issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Domain Name registrar that are owned by Parent or such Subsidiary have been properly executed and recorded, where applicable, (ii) as of the date of this Agreement, there are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings declared, commenced or provoked or, to the Knowledge of Parent, threatened with respect to any Patents included in Parent Registered IP, and (iii) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Parent Owned IP or, to the Knowledge of Parent, Intellectual Property used in the respective businesses of Parent and its Subsidiaries.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries own, validly license or have the right to use in the manner currently used, all Intellectual Property rights that are used in the respective businesses of Parent and its Subsidiaries.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement, and since January 1, 2023, (i) the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not, and has not, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any other Person, (ii) there is and have been no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and (iii) to the Knowledge of Parent no other Person is and has not been, infringing, misappropriating or otherwise violating any Intellectual Property right owned by or used in the respective businesses of Parent or any of its Subsidiaries.

(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, each employee or consultant involved in the conception, reduction to practice or creation of any Parent Owned IP on behalf of Parent or its Subsidiaries has entered into a written agreement with Parent or its Subsidiaries providing for the assignment of such Parent Owned IP to Parent or its Subsidiaries.

(f) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of Parent or any of its Subsidiaries and (ii) to the Knowledge of Parent, there has been no unauthorized or improper use or disclosure thereof.

Section 4.16 Information Technology; Data Protection.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) the IT Assets owned, leased or licensed by Parent and its Subsidiaries are sufficient to operate and perform as needed by Parent and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since January 1,

2023, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse integrity or security events affecting the IT Assets of Parent and its Subsidiaries or any other Persons to the extent used by or on behalf of Parent or its Subsidiaries (or, in each case information and transactions stored or contained therein or transmitted thereby).

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) Parent and its Subsidiaries have since January 1, 2023, complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Knowledge of Parent, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its IT Assets and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries have since January 1, 2023, been in compliance with applicable Laws and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data collected or processed by Parent and its Subsidiaries and (ii) to the Knowledge of Parent, Parent and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligations, nor has Parent and its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.

Section 4.17 Real and Personal Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all material Parent Owned Real Property and Parent Leased Real Property), free and clear of all Liens, except for Permitted Liens and (ii) exclusive possession of all material Parent Owned Real Property and Parent Leased Real Property.

(b) Each Parent Lease is a valid and binding obligation of Parent or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of Parent, the other parties thereto, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent as of the date hereof, there are no pending or, to the Knowledge of Parent, threatened Proceedings to take all or any portion of any Parent Leased Real Property or any material Parent Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

Section 4.18 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) Parent and its Subsidiaries are and, since January 1, 2021, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Parent Permits required for their operations under applicable Environmental Laws;

(b) as of the date of this Agreement, there is no Proceeding or Order pending or, to the Knowledge of Parent, threatened pursuant to or relating to any Environmental Law against Parent or any of its Subsidiaries;

(c) as of the date of this Agreement, none of Parent or any of its Subsidiaries has received notice or a request for information alleging that Parent or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(d) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by Parent or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to Parent or any of its Subsidiaries pursuant to applicable Environmental Law;

(e) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by Parent or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by Parent or any of its present or past Subsidiaries or any of their respective predecessors, was during the time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and

(f) none of the products manufactured, distributed or sold by Parent or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.

Section 4.19 Customers and Suppliers. None of the ten (10) largest customers (by sales) of the businesses of Parent and its Subsidiaries during Parent’s most recent fiscal year or the ten (10) largest suppliers (by spend) of the businesses of Parent and its Subsidiaries during Parent’s most recent fiscal year has since March 31, 2024, through the date of this Agreement (a) canceled or otherwise terminated, or to the Knowledge of Parent, threatened to cancel or otherwise terminate, its relationship with Parent or any of its Subsidiaries, (b) materially decreased, or to the Knowledge of Parent or any of its Subsidiaries, threatened to materially decrease the quantity of products or services purchased from or sold to, respectively, Parent or any of its Subsidiaries, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts, (c) demanded, requested or received from Parent or any of its Subsidiaries any material concessions with respect to any existing or proposed Contracts or programs which, in the aggregate, would reasonably be expected to be materially adverse to Parent or its Subsidiaries, taken as a whole, or (d) been engaged in a material dispute with Parent or any of its Subsidiaries, in the case of each of clauses (a) (with respect to threatened matters), (b), (c) and (d), other than to the extent in the ordinary course of business.

Section 4.20 Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole:

(a) Since January 1, 2020, none of Parent or its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee or agent of Parent, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the Anti-Corruption Laws.

(b) Neither Parent nor any of its Subsidiaries, as of the date of this Agreement, (i) to the Knowledge of Parent, is under external or internal investigation for any material violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or (iii) to the Knowledge of Parent, is the subject of any internal complaint, audit or review process regarding a material violation of the Anti-Corruption Laws.

(c) Parent and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d) Since January 1, 2020, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 4.21 Customs and International Trade Laws; Sanctions.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) since January 1, 2020, Parent and its Subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and (ii) as of the date of this Agreement, there are no unresolved formal claims concerning the liability of any of Parent or its Subsidiaries under such Laws.

(b) Without limitation to Section 4.21(a), except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) at all times since January 1, 2020, Parent and its Subsidiaries and, to the Knowledge of Parent, Persons acting on their behalf, have obtained all import and export licenses and all other Customs & International Trade Authorizations, (ii) since January 1, 2020, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, or denial of future Customs & International Trade Authorizations against any of Parent or its Subsidiaries or any of their respective directors, officers or, to the Knowledge of Parent, employees or agents, of Parent or any of its Subsidiaries (in their capacity as such) in connection with any actual or alleged violation of any applicable Customs & International Trade Laws, and (iii) since January 1, 2020, through the date of this Agreement, there have been no written claims, written requests for information, the initiation of any Proceedings or, to the Knowledge of Parent, investigations by a Governmental Authority with respect to Parent’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.

(c) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries, and no director, officer or, to the Knowledge of Parent, employee thereof, (i) is a Sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of Parent, threatened claims against it, him or her with respect to applicable Sanctions.

(d) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, each of Parent and its Subsidiaries, and each director, officer and, to the Knowledge of Parent, other employee thereof, (i) is and, since January 1, 2020, has been, in compliance in all material respects with all applicable Sanctions and (ii) has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which Parent or any of its Subsidiaries do business.

(e) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, since January 1, 2020, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Customs & International Trade Laws or applicable Sanctions.

Section 4.22 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of Parent and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of Parent or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancelation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, Parent or any of its Subsidiaries.

Section 4.23 Brokers. No investment banker, broker or finder other than Jefferies LLC and BofA Securities, Inc., the fees and expenses of which will be paid by Parent or a controlled Affiliate of Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub).

Section 4.24 Share Ownership. None of Parent, Merger Sub or any of their respective Affiliates has been, at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in the Company’s Certificate of Incorporation for purposes of Article XIII thereof.

Section 4.25 Financing. Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of the date hereof, among JH North America Holdings Inc., a Delaware corporation and a wholly owned indirect Subsidiary of Parent (the “Borrower”), and Bank of America, N.A. and Jeffries Finance LLC (together, the “Initial Lenders”) and (b) the fee letters related thereto (as redacted to remove only the fee amounts, pricing caps and the rates and amounts included in the “market flex”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the Initial Lenders party thereto have severally committed to lend the amounts set forth therein to the Borrower (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15(b) (the “Financing”)) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, as of the date of this Agreement, no such withdrawal, rescission, amendment, restatement or modification is currently contemplated by Parent, and, to the Knowledge of Parent, the other parties thereto (other than (i) amendments to add additional lenders, arrangers, agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, (ii) reductions in the commitments as contemplated by the Debt Letters in accordance with the terms thereof, or (iii) amendments to implement or exercise any “market flex” provisions contained in the Debt Letters, in each case (i), (ii) and (iii) to the extent not causing any Prohibited Modifications). As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of the Borrower and, to the knowledge of Parent, the other parties thereto, enforceable against the Borrower and, to the knowledge of Parent, the other parties thereto in accordance with its terms, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing are as of the date hereof, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent, the Borrower, Merger Sub or any of their respective Affiliates under the Debt Letters or, to the Knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement there are no side letters or other agreements that impose conditions or contingencies to the funding of the full amount of the Financing or that could otherwise affect the enforceability, availability, termination (without the funding of the commitments thereunder) or amount of the Financing, other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the conditions to the obligations of Parent to consummate the Merger have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have Knowledge, as of the date of this Agreement, that the Financing will not be made available to the Borrower on the Closing Date in accordance with the terms of the Debt Letters. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing (including the Financing) for the Merger and the other transactions contemplated by this Agreement.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III of this Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Parent or its Affiliates or its or their respective Representatives.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth on Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to (x) preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners, and (y) keep available the services of key employees and comply in all material respects with applicable Law with respect to employee hiring practices and promotion practices, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a) amend (i) the Company’s Certificate of Incorporation, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries, in the case of such documents of any of its Subsidiaries, in a manner that would be materially adverse to Parent or Merger Sub or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;

(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided that the Company may repurchase or otherwise acquire shares in connection with (i) the acceptance of shares of Company Common Stock as payment for the per share exercise price of the Company Stock Options or as payment for Taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards, in each case in accordance with the applicable Company Equity Plan or (ii) the forfeiture of Company Equity Awards;

(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided that the Company may issue the foregoing (i) upon the settlement of any Company Stock Option, Company RSU Award or Company PSU Award outstanding as of the date of this Agreement, (ii) pursuant to the terms of the Company ESPP in effect immediately prior to the date of this Agreement or (iii) to the extent permitted by Section 5.1(e);

(d) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(e) except to the extent required pursuant to any Company Benefit Plan as in effect on the date of this Agreement, (i) establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive (including any equity or equity-based incentive) or profit-sharing award or payment; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (iv) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company (other than offer letters in the ordinary course of business that provide for at-will employment (or employment, if at-will employment is not permitted by applicable Law in the relevant jurisdiction) without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired to the extent permitted by Section 5.1(f)); (vi) communicate in writing with employees of the Company or any Subsidiary of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communications are consistent with the terms provided herein; or (vii) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(f) hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of $250,000 or more;

(g) make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to any employee of the Company or any of its Subsidiaries in excess of $100,000 in the aggregate;

(h) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, in excess of $100,000 in the aggregate, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(i) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $25,000,000 in the aggregate;

(j) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries (including any Company Lease or Company Owned Real Property) having a fair market value in excess of $5,000,000 individually or $25,000,000 in the aggregate, except (i) sales of inventory and accounts receivable in the ordinary course of business, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) dispositions of obsolete tangible assets or expired inventory, (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business, (v) Permitted Liens or (vi) non-exclusive licenses of Intellectual Property rights to customers or suppliers in their capacities as such in the ordinary course of business;

(k) (i) redeem, pay, discharge, defease or satisfy any Indebtedness that has a repayment cost, “make whole” amount, premium, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or, except in the ordinary course of business, settle, waive or amend any claims or rights of substantial value;

(l) (i) except as between or among the Company or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries except for Indebtedness under the Existing Company Credit Agreement in the ordinary course of business, (ii) except in the ordinary course of business, incur or assume any other form of Indebtedness, or (iii) make any loans, advances or capital contributions (other than of the type subject to Section 5.1(g)) to, or investments in, any other Person, other than loans, advances or capital contributions to, or investments in the Company or one or more direct or indirect wholly owned Subsidiaries of the Company or trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business;

(m) except in the ordinary course of business, (i) terminate, agree to any material amendment, supplement or modification of, or waive any material rights under, any Company Material Contract or Company Lease or (ii) enter into any Contract that would have been a Company Material Contract or Company Lease had it been entered into prior to the date of this Agreement;

(n) (i) modify, extend or enter into any Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(o) make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;

(p) make any capital expenditures that, together with all other capital expenditures of the Company and its Subsidiaries, exceed by more than 10% the budgeted amounts set forth in Section 5.1(p) of the Company Disclosure Letter for the respective periods set forth therein;

(q) release, compromise, assign, settle or agree to settle any Proceeding (excluding (i) any Proceeding relating to Taxes, which shall be governed exclusively by Section 5.1(t), and (ii) any Proceeding governed by Section 5.18), other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct by, of or on Parent, the Company or any of their respective Subsidiaries, except for confidentiality and similar de minimis obligations) involving payment by the Company or any of its Subsidiaries of an amount not greater than $2,500,000 individually or $10,000,000 in the aggregate;

(r) fail to use commercially reasonable efforts to maintain in effect the existing material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(s) cancel, dedicate to the public, disclaim, forfeit, reexamine or, other than in the ordinary course of business, abandon or allow to lapse (except with respect to Patents expiring in accordance with their terms) any material Intellectual Property;

(t) (i) make, change or revoke any material Tax election; (ii) file any material amendment to a material Tax Return; (iii) settle, consent to or compromise any audit or Proceeding with respect to a material amount of Taxes for an amount materially in excess of the amount reserved therefor; (iv) agree to an extension or waiver of the statute of limitations with respect to any material Taxes (other than in connection with extensions to file Tax Returns obtained in the ordinary course); (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Tax; (vi) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; (vii) change any material aspect of its method of Tax accounting; (viii) change any annual Tax accounting period; or (ix) request any material Tax ruling;

(u) knowingly take any action (other than an action expressly contemplated or required under this Agreement) or knowingly fail to take any action (other than an action prohibited by this Agreement) with the knowledge that such action or failure to act could reasonably be expected to cause Parent to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger;

(v) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(w) implement any material reduction in force program with respect to the full time salaried employees of the Company or any of its Subsidiaries outside the ordinary course of business;

(x) implement any closure of a facility that is material to the operations of the Company and its Subsidiaries, taken as a whole; or

(y) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, (A) Parent shall use commercially reasonable efforts to conduct its business in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners and (B) Parent shall not, directly or indirectly:

(a) amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Shares or interests therein) adverse to the Company’s stockholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;

(b) repurchase or otherwise acquire Parent Shares; provided that Parent may repurchase or otherwise acquire shares (i) in connection with (x) the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting or settlement of Parent Equity Awards, in each case in accordance with the terms of the applicable underlying plan or (y) the forfeiture of Parent Equity Awards, (ii) in the ordinary course under its presently authorized share repurchase program or (iii) so long as any such repurchase or acquisition is not consummated prior to the Closing;

(c) allot, issue, sell, grant or authorize the allotment, issuance, sale or grant of Parent Shares or other equity or voting securities of Parent or any options, warrants, convertible securities or other rights of any kind to acquire Parent Shares or other equity or voting securities of Parent; provided, however, that Parent may (i) issue Parent Shares (A) upon the exercise, vesting or settlement of Parent Equity Awards in accordance with the terms of the applicable underlying plan or (B) pursuant to the terms of Parent’s employee stock purchase plan as of the date hereof and (ii) grant awards under any Parent equity plan or other compensation plan of Parent in the ordinary course of business;

(d) knowingly take any action (other than an action expressly contemplated or required under this Agreement) or knowingly fail to take any action (other than an action prohibited by this Agreement) with the knowledge that such action or failure to act could reasonably be expected to cause Parent to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger;

(e) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to its capital stock or other equity interests;

(f) merge or consolidate Parent with any Person or adopt a plan of complete or partial liquidation or dissolution with respect to Parent;

(g) adjust, split, reverse split, combine, subdivide or reclassify Parent’s share capital;

(h) terminate or agree to any material amendment or modification of the AFFA or enter into a similar material agreement providing for asbestos-related funding obligations that would be binding on the business of Parent and its Subsidiaries following the Closing with a Governmental Authority;

(i) make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;

(j) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization or business or assets of any other Person constituting a business for consideration in excess of $300,000,000 in the aggregate;

(k) sell, dispose of or otherwise transfer any business organization or business or assets constituting a business of Parent or any of its Subsidiaries having a fair market value in excess of $300,000,000 in the aggregate; or

(l) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.3 Preparation of the Form F-4 and the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the Proxy Statement in preliminary form and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form F-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Shares to be issued in the Merger; provided that, if the SEC determines that Parent is not eligible to file a registration statement on Form F-4, or if Parent and the Company, acting in good faith, so elect, Parent shall instead prepare and file a registration statement on Form S-4 (or successor form) with respect to the Parent Share Issuance, and all references herein to the Form F-4 shall be deemed instead to refer to such registration statement on Form S-4 (or successor form). Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form F-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form F-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Shares in connection with the Merger (the “Parent Share Issuance”) and (C) keep the Form F-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form F-4 and the Proxy Statement. As promptly as reasonably practicable after the Form F-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form F-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, however, that, without limiting Section 5.9, with respect to documents filed by a party which are incorporated by reference in the Form F-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form F-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form F-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form F-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form F-4 or the Merger.

(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form F-4, duly call, give notice of, convene (on a date selected by the Company in consultation with Parent, which date shall be within, subject to adjournment or postponement as provided below, fifty (50) days of the effectiveness of the Form F-4) and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval, and shall submit such proposal to such holders at the Company Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. As promptly as reasonably practicable after the date of this Agreement, the Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s prior written consent; provided, however, that without Parent’s prior written consent, the Company may adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement or Form F-4 required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Stockholders’ Meeting or to obtain the Company Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval; provided, however, that unless agreed to in writing by Parent, any such adjournments or postponements under this clause (ii) shall be for a period of no more than twenty-five (25) Business Days in the aggregate; provided, further, that the Company shall not postpone the Company Stockholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Company Stockholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to twenty-five (25) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders’ Meeting). If the Company Board has not made an Adverse Recommendation Change in accordance with Section 5.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Stockholder Approval. Notwithstanding any Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal).

Section 5.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iii) the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable, but in any event no later than twenty-five (25) Business Days following the date of this Agreement, make its respective filings under the HSR Act, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law. Neither the Company nor Parent will withdraw any such filings or applications without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed. None of Parent, Merger Sub or the Company (including their respective Subsidiaries) shall, without the other party’s prior written consent, enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to consummate the transactions contemplated by this Agreement under the HSR Act, such consent not to be unreasonably withheld, conditioned or delayed. Parent shall pay all filing fees required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Parent’s obligations under Section 5.4(d), neither Parent nor any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party (other than filing fees to any Governmental Authority), in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b) In connection with and without limiting the efforts referenced in Section 5.4(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as reasonably practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate in or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate in, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.

(d) Notwithstanding anything in this Agreement to the contrary and in furtherance of and consistent with Parent’s reasonable best efforts obligations under this Section 5.4, Parent, Merger Sub and Parent’s Subsidiaries shall take, and shall cause to be taken, all actions, and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law and to obtain the consent or cooperation of any other Person, and to permit and cause the satisfaction of the conditions set forth in Article VI, in each case, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the Termination Date, including (i) defending through litigation on the merits or otherwise, including appeals, any Proceeding asserted by any Person or Governmental Authority with respect to this Agreement or the Merger or the other transactions contemplated by this Agreement that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the Closing and (ii) agreeing to, committing to, proffering, proposing or taking any action required to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to the Company’s or any of their respective Affiliate’s assets, properties, businesses or product lines (including, for the avoidance of doubt, any equity or other interests in the Company), or its or their ability to own or operate any of the foregoing, or any other restriction, limitation or condition on or with respect to the foregoing or with respect to the Company’s or any of their respective Affiliate’s freedom to operate (any of the foregoing in this clause (ii), a “Remedy Action”); provided, however, that with respect to this clause (ii), (A) Parent and its Subsidiaries shall not be required to agree to, commit to, proffer, propose or take any Remedy Actions with respect to any businesses and products (I) of the Company and its Subsidiaries that individually or in the aggregate, generated net sales in excess of $140,000,000 during the Company’s 2024 fiscal year or (II) of Parent and its Subsidiaries (other than, following the Closing, and subject to the preceding clause (I), the Company and its Subsidiaries); (B) the Company shall not, without Parent’s prior written consent, agree to, commit to, proffer, propose or take Remedy Actions; and (C) no party shall be required to agree to, commit to, proffer, propose or take Remedy Actions unless they are conditioned upon the consummation of the transactions contemplated by this Agreement. With respect to any possible or actual Remedy Action, (x) Parent shall consult with the Company and shall consider in good faith the views of the Company with respect thereto and (y) subject to clauses (ii)(B) and (ii)(C) of the preceding sentence, the Company shall (and shall cause its Subsidiaries to) enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to a Remedy Action.

(e) Each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the receipt of the Required Regulatory Approval or the consummation of the transactions contemplated by this Agreement.

Section 5.5 Access to Information; Confidentiality. In each case solely for the purposes of preparing for and effecting the transactions and other matters contemplated by this Agreement (including the Financing), transition and integration planning and reviewing the performance and operation of the Company (and not following the commencement of any adverse Proceeding between the parties or their Affiliates) (the “Intended Purpose”), the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested for the Intended Purpose; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information and documents furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any termination of this Agreement in accordance with its terms.

Section 5.6 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b) or Section 5.6(d), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to an Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, any Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue an Acquisition Proposal) or (C) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) which has been set up in the context of a possible Acquisition Proposal containing any information of the Company or any of its Subsidiaries and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Acquisition Proposal with the Company or any of its Subsidiaries.

(b) Notwithstanding Section 5.6(a), at any time prior to obtaining the Company Stockholder Approval, if, after the date of this Agreement, the Company receives a bona fide written Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of this Agreement, then the Company may (i) contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Company shall promptly (and in any case within twenty-four (24) hours) provide Parent notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Superior Proposal. The Company shall (A) promptly (and in any case within twenty-four (24) hours) provide Parent notice (I) of the receipt of any Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the material terms and conditions of, such Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company or any of its Representatives concerning an Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the material terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to Parent all material non-public information, including copies of all written materials relating to the Company and its Subsidiaries, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request and providing to Parent copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Acquisition Proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the material terms and conditions of such Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.6.

(c) Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) approve, authorize, declare advisable or recommend any Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as an “Adverse Recommendation Change”).

(d) If, after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, the Company Board receives a bona fide written Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of this Agreement, the Company Board may (i) effect an Adverse Recommendation Change or (ii) cause the Company to terminate this

Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Superior Proposal if, in each case, (A) the Company has notified Parent in writing that the Company Board intends to effect an Adverse Recommendation Change pursuant to this Section 5.6(d) or terminate this Agreement pursuant to Section 7.1(c)(ii), (B) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.6(d), the Company shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Acquisition Proposal is no longer a Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Superior Proposal; provided that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Merger Sub (or a United States Affiliate of Merger Sub as Merger Sub may designate) the Termination Amount in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.

(e) Other than in connection with a Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Stockholder Approval, the Company Board may, in response to an Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that the Company Board intends to effect such an Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the facts and circumstances providing the basis of the Intervening Event and for the Company Board’s determination to effect such an Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided that any such issuance or disclosure that constitutes an Adverse Recommendation Change shall be made only in compliance with Sections 5.6(d) or 5.6(e).

Section 5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company, including, while a director or officer of the Company, serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee (the “D&O Indemnified Parties”) as provided in the Company’s Certificate of Incorporation, the Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company’s Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.7.

(b) Without limiting Section 5.7(a), from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law and the Company’s Certificate of Incorporation and the Bylaws as in effect on the date of this Agreement, indemnify and hold harmless each D&O Indemnified Party against all costs and expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened Proceeding to each D&O Indemnified Party to the fullest extent permitted by Law provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to be indemnified or entitled to advancement of expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such D&O Indemnified Party arising out of or pertaining to any action or omission in such person’s capacity as a D&O Indemnified Party at or prior to the Effective Time (including acts or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that, the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.

Section 5.8 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the Effective Time, (b) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (c) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its board of directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

Section 5.9 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Proxy Statement or the Form F-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.9, and (b) this Section 5.9 shall not apply to any statement, release or disclosure (i) relating to any dispute or Proceeding between the parties or (ii) made by the Company in response to the receipt and existence of an Acquisition Proposal or Superior Proposal, its consideration of the foregoing or its making of an Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by the Company in respect of any of the foregoing, this Section 5.9 shall not apply to any statement, release or disclosure made by Parent with respect to such matters.

Section 5.10 Employee Benefits; Labor.

(a) For purposes of this Section 5.10, (i) the term “Covered Employees” shall mean employees who are actively employed by or on a legally protected or approved leave of absence from the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b) Except where applicable Law requires more favorable treatment, during the Continuation Period, Parent shall, or shall cause a Subsidiary of Parent to, provide to each Covered Employee for so long as such Covered Employee remains an employee of Parent or any of its Subsidiaries during the Continuation Period, (i) base salary or annualized base wage rate, target annual cash incentive opportunity and target annual equity incentive opportunity that are, in each case, no less favorable than the base salary or annualized base wage rate, target annual cash incentive opportunity and target annual equity incentive opportunity provided by the Company or its Subsidiaries to the Covered Employee immediately prior to the Effective Time, (ii) severance payments and benefits that are no less favorable than the severance payments and benefits that such Covered Employee would have been eligible to receive upon a termination of employment under any applicable severance plan, policy, practice or arrangement sponsored or maintained by the Company as of the date of this Agreement (as listed on Section 3.12(a) of the Company Disclosure Letter) and (iii) retirement and health and welfare benefits (excluding any defined benefit pension benefits, retiree welfare benefits, deferred compensation and retiree medical) that are substantially comparable, in the aggregate, to the retirement and health and welfare benefits (excluding any defined benefit pension benefits, retiree welfare benefits, deferred compensation and retiree medical) provided by the Company or its Subsidiaries to Covered Employees immediately prior to the Effective Time.

(c) In the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to use commercially reasonable efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Benefit Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan.

(d) As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time to the Company (or any predecessor entities of the Company or any of its Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time; provided that service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any plan of Parent under Section 401(k) of the Code, (ii) Parent retiree medical program in which any Covered Employee participates after the Effective Time or (iii) any Parent Benefit Plan that is grandfathered or frozen or for which similarly situated employees of Parent and its Affiliates do not receive service credit. In no event shall anything contained in this Section 5.10 result in any duplication of benefits for the same period of service.

(e) Prior to the Effective Time, if requested by Parent in writing at least five (5) Business Days prior the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall take (or cause to be taken) all actions that may be reasonably necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent), effective no later than the day prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall use commercially reasonable efforts to take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent 401(k) Plan”), to permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Covered Employee from such Company 401(k) Plan to the corresponding Parent 401(k) Plan. If the Company 401(k) Plan is terminated as described herein, the Covered Employees shall be eligible to participate in a Parent 401(k) Plan as soon as reasonably practicable on or following the Closing Date. If the distributions of assets from the trust of any Company 401(k) Plan that is terminated pursuant to this Section 5.10(e) are reasonably anticipated to cause or result in liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such Company 401(k) Plan or upon the Company or any participating employer, then the Company shall estimate in good faith the amount of such charges or other fees and provide its estimate of that amount in writing to Parent at least three (3) Business Days prior to the Closing Date.

(f) If the Effective Time occurs prior to payment of the annual cash incentive for fiscal year 2025 (“2025 Cash Bonus Plan”), by no later than December 1, 2025, Parent shall (or shall cause a Subsidiary to) pay to each participant in the 2025 Cash Bonus Plan such individual’s entitlement thereunder, without pro-ration, based upon actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith by the Compensation Committee, with performance for any portion of the applicable performance period that remains following the Closing Date included at the greater of forecast for the remainder of the period and target level.

(g) The parties hereto acknowledge and agree that all provisions contained in this Section 5.10 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any other employee benefit plans of the Company, Parent or any of their respective Subsidiaries or Affiliates or shall prohibit Parent or any of its Subsidiaries or Affiliates from amending or terminating any employee benefit plan.

Section 5.11 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement, the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated hereby or thereby, including the Financing.

Section 5.12 Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Treatment of Existing Debt. The Company shall use reasonable best efforts to deliver to Parent, at least three (3) Business Days prior to the Closing Date, a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the administrative agent under the Existing Company Credit Agreement (a) setting forth the amount required to pay off in full on the Closing Date the Indebtedness and other obligations outstanding under the Existing Company Credit Agreement and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest and prepayment and other penalties) (the “Payoff Amount”), (b) setting forth the wire transfer instructions for the payment of the Payoff Amount and (c) releasing all Liens securing such Indebtedness and other obligations and all guarantees of such Indebtedness, and terminating the Existing Company Credit Agreement and all other related loan documents, in each case, automatically upon receipt of the Payoff Amount. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts (in each case subject to the payment of the Payoff Amount) (x) to deliver to Parent (or the administrative agent under the Existing Company Credit Agreement, in the case of prepayment and termination notices) on or prior to the Closing (or on or prior to the date required under the Existing Company Credit Agreement, in the case of prepayment and termination notices), in customary form, all the documents, filings and notices required for the termination of the Existing Company Credit Agreement and all other “Loan Documents” (as defined in the Existing Company Credit Agreement) and the release of all Liens securing the obligations thereunder, including the filing of Uniform Commercial Code releases and delivery of notices of termination of control agreements and all other releases reasonably requested or necessary to evidence or effect the release of all Liens securing the obligations under the Existing Company Credit Agreement and all other related loan documents, and (y) to arrange for the return of possessory collateral.

Section 5.14 Stock Exchange Listing. Prior to the Effective Time, Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.

Section 5.15 Financing and Financing Cooperation.

(a) Parent shall, and shall cause its Subsidiaries (including the Borrower) to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing in an amount sufficient, together with cash on hand and amounts available to be drawn on the Parent Credit Facilities, to consummate the Merger and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Merger and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Letters and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfy on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’ (including the Borrower’s)) control. In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries (including the Borrower) to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.

(b) Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted to remove only the fee amounts, pricing caps and the rates and amounts included in the “market flex”), and shall notify the Company promptly (and in any event within three (3) Business Days) of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. Parent (through the Borrower) may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, including to (1) add additional lenders, arrangers agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, (2) reduce the commitments as contemplated by the Debt Letters in accordance with the terms thereof, and (3) implement or exercise any “market flex” provisions contained in the Debt Letters; provided that Parent shall not, without the Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date is sufficient to consummate the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Letter shall be permitted), (ii) impose new or additional (or expand or adversely amend or modify any existing) conditions to the Financing, (iii) materially delay or make less likely the funding of all or a portion of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (iv) materially adversely impact the ability of Parent and the Borrower to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (v) otherwise materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby (clauses (i) – (v), collectively, the “Prohibited Modifications”). In the event that new commitment letters or fee letters are entered into in accordance with any amendment, restatement, amendment and restatement, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15(b), such new commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, shall be deemed to be the “Debt Letters” for all purposes of this Agreement, and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof (as of the date hereof)) sufficient, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) (provided that, anything to the contrary in this Agreement notwithstanding, neither Parent nor any of its Affiliates will be required to pay or incur materially more (taken as a whole) fees, original issue discount or pricing relative to the fees, original issue discount or pricing terms as set forth in the Debt Letters, taking into account any “market flex” provisions thereof (as of the date hereof)), and, without limiting the foregoing, use reasonable best efforts to cause such Substitute Financing to not include any Prohibited Modifications, and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps and the rates and amounts included in the “market flex”) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any such Substitute Financing, such financing shall be deemed to be a part of the “Financing,” and any commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement.

(c) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Financing, including by doing the following:

(i) furnishing, or causing to be furnished, to Parent (A) audited consolidated balance sheets and related consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company for the three (3) most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP and (B) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year); it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (i);

(ii) providing to Parent, to the extent reasonably available, (A) financial statements, financial data and other information regarding the Company and its Subsidiaries reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing, and (B) such other financial and other information relating to the Company and its Subsidiaries customary and reasonably necessary for completion of the Financing to the extent reasonably requested by Parent to assist Parent in the preparation of Financing Materials or otherwise to be used in connection the marketing or consummation of the Financing in connection with the Merger and the other transaction contemplated by this Agreement; provided the Company and its Subsidiaries and their respective Representatives shall not be required to provide to Parent (1) the proposed aggregate amount of the Financing, together with assumed interest rates and fees and expenses relating to the incurrence of the Financing, or (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;

(iii) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any registration statement of Parent filed with the SEC relating to the Financing or in accordance with applicable law;

(iv) using reasonable best efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with the Financing upon reasonable notice and at mutually agreeable dates and times and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries, to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing;

(v) providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15 (collectively, the

“Financing Materials”), which may incorporate by reference periodic and current reports filed by the Company with the SEC;

(vi) reasonably cooperating with customary marketing efforts of Parent for the Financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(vii) delivering to Parent, no later than three (3) Business Days prior to the Closing Date, any documentation or information about the Company and its Subsidiaries required by regulatory authorities in order to company with applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and 31 C.F.R. § 1010.230), to the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date;

(viii) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company included or intended to be used in connection with the Financing should no longer be relied upon;

(ix) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements is required or reasonably likely; and

(x) cooperating with Parent to the extent reasonably requested in writing by Parent in connection with providing customary authorization letters to Parent’s financing sources;

provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any actual or potential liability (including any agreement to provide any indemnity but excluding any costs or expenses incurred in connection with the Financing to the extent reimbursable pursuant to the penultimate sentence of this Section 5.15(c)) in connection with the Financing, except (x) such fees for which any funds necessary to pay such expenses are provided in advance by Parent to the Company, or (y) following the Closing, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to the Financing shall be subject to the consummation of the Closing, (III) (x) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to the Financing (other than certifications of the financial statements and customary authorization letters), and (y) none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize the Financing (including the documentation or instruments pursuant to which the Financing is obtained), unless, in the case of each of clauses (x) and (y), (1) Parent shall have determined that such directors, officers or managers are to remain as directors, officers and managers of the Company or the applicable Affiliates on and after the Closing Date and (2) the effectiveness thereof is contingent upon and effective after the Closing, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates and (V) none of the Company, any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that would (1) cause any condition to Closing set forth in Article VI to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries; (2) conflict with the organizational documents of the Company or its Subsidiaries or any Laws; (3) result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which the Company or any of its Subsidiaries is a party; (4) require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (5) require preparing any projections or pro forma financial statements (other than the assistance contemplated by
Section 5.15(c)(ii)); (6) require delivering or causing to be delivered any opinion of counsel or solvency certificate; (7) subject the Company or any of its Affiliates’ respective directors, managers, officers or employees to any actual or potential personal liability; or (8) waive or amend any terms of this Agreement or other contract to which the Company or its Affiliates is a party. The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, or with respect to any material misstatement or omission (in each case, taken as a whole) in connection with the information provided hereunder by any of the foregoing Persons for use in connection herewith or with the Financing and Parent shall promptly after termination of this Agreement in accordance with Section 7.1, upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses (including reasonably attorneys’ fees) actually incurred by each such Person in connection with the Financing, whether or not the Merger is consummated or this Agreement is terminated. Each of Parent and Merger Sub acknowledges and agrees that obtaining the Financing is not a condition to the Closing and that in no event shall the receipt by, or availability to, Parent, Merger Sub or any of their respective Affiliates of any funds or financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(d) All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to the Financing Source Parties and other prospective lenders and investors during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any part of the Financing consisting of debt securities, to the extent required by applicable securities Laws. The Company hereby consents to the reasonable use of the Company’s and its Affiliate’s Trademarks solely in connection with the Financing; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.

Section 5.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.17 State Takeover Laws. If any State Takeover Statute becomes or is deemed to become applicable to the Company or the Merger or the other transactions contemplated by this Agreement, then the Company Board shall take any and all actions within the Company’s control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.

Section 5.18 Transaction Litigation. The Company shall give Parent notice, as soon as possible, of any Proceeding brought by any stockholder of the Company against the Company or its directors or executive officers relating to or in connection with the Merger or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. Subject to entry into a customary joint defense agreement, Parent shall have the right to participate in the defense of any such Proceeding. The Company agrees that it shall not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.19 Resignations. Prior to the Effective Time, upon Parent’s request at least ten (10) days prior to the Effective Time, the Company shall use commercially reasonable efforts to cause any director of the Company to execute and deliver a letter in a form reasonably acceptable to Parent, effectuating his or her resignation as a director of such entity effective as of the Effective Time.

Section 5.20 Board Membership. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon the Effective Time, each of Jesse Singh, Gary Hendrickson and Howard Heckes is appointed to the Parent Board as a director (such three (3) directors appointed in accordance with this Section 5.20, the “Company Board Designees”). In the event that a Company Board Designee is not willing or able to serve on the Parent Board as of the Effective Time, then the Company shall be entitled to designate a replacement for such Company Board Designee who is an independent director serving on the Company Board as of the date hereof and as of the date of such designation, meets Parent’s independence criteria and is otherwise reasonably acceptable to Parent.

Section 5.21 Certain Tax Matters. After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations. For the avoidance of doubt, nothing in this Section 5.21 shall be construed to (i) require the Company to incur non-de minimis costs or other liabilities or obligations or undertake any restructuring steps in advance of the Closing or (ii) create a condition to the Closing.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval;

(b) the Parent Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance;

(c) the Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;

(d) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted (the “Required Regulatory Approval”); and

(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger (a “Restraint”).

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of the Company (i) contained in Sections 3.2(a), 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein) and 3.7(c) shall be true and correct in all respects (other than, in the case of Sections 3.2(a), and 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in the last sentence of Section 3.2(b), Section 3.3, Section 3.4, Section 3.23, Section 3.24 and Section 3.25 (together with the Sections of this Agreement referred to in clause (i), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of Parent and Merger Sub (i) contained in Sections 4.2(a), 4.2(c)(i), (c)(ii), (c)(iv), 4.2(e) and 4.7(c) shall be true and correct in all respects (other than, in the case of Sections 4.2(a), 4.2(c)(i), (c)(ii) and (c)(iv), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in Section 4.2(d), Section 4.3, Section 4.4 and Section 4.23 (together with the Sections of this Agreement referred to in clause (i), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent;

(b) Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and

(d) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before 5:00 p.m. (Chicago, Illinois, United States time) on the twelve (12)-month anniversary of the date of this Agreement (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (if the Restraint is in respect of an Antitrust Law) shall not have been satisfied, but all other conditions set forth in Section 6.1 through Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time (if such conditions are capable of being satisfied were the Closing to occur at such time)), the Termination Date shall automatically, without any action on the part of the parties hereto, be extended for three (3) months, and such date as so extended shall be the “Termination Date” for all purposes hereunder; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) prior to the Effective Time, any Restraint shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and in the case of a Restraint that is an Order, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the principal cause of or principally resulted in the issuance of such Restraint; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by the Company if:

(i) Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the

Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b); or

(ii) at any time prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.6(d); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Merger Sub (or a United States Affiliate of Merger Sub as Merger Sub may designate) the Termination Amount; or

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b); or

(ii) at any time prior to the receipt of the Company Stockholder Approval, (A) the Company Board shall have made an Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Proxy Statement the Company Recommendation or (C) the Company or the Company Board, as applicable, shall have (I) materially violated or breached any of its obligations under Section 5.6(a), (II) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of an Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by Parent may only be given once with respect to each such Acquisition Proposal; provided that Parent may make another written request to which this clause (II) shall apply in the event of any publicly disclosed change to the price or other material terms of such Acquisition Proposal) or (III) failed to recommend against any Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

Section 7.2 Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that, except as otherwise provided in Section 7.3, no such termination shall relieve any party hereto of any liability or damages (which may include amounts representing, or based on the loss of, any premium or other economic entitlement the stockholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Merger was consummated in accordance with the terms of this Agreement) resulting from any knowing and intentional breach of its obligations under this Agreement prior to such termination or fraud in the making of the representations and warranties set forth herein; and provided, further, that the Confidentiality Agreement, the penultimate sentence of Section 5.15(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “knowing and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 7.3 Termination Amount.

(a) If this Agreement is terminated by:

(i) (A) Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Stockholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)), an Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn (publicly, if publicly disclosed) and (II) within twelve (12) months after such termination, any Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 7.1(c)(ii); or

(iii) Parent pursuant to Section 7.1(d)(ii);

then, in any such case, the Company shall pay, or cause to be paid, to Merger Sub (or a United States Affiliate of Merger Sub as Merger Sub may designate) the Termination Amount. Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Merger Sub, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, Merger Sub’s right to receive payment from the Company of the Termination Amount pursuant to Section 7.3(a) shall, in circumstances in which the Termination Amount is payable hereunder and is paid in full, constitute the sole and exclusive monetary remedy (other than in the event of knowing and intentional breach of the Company’s obligations under this Agreement prior to such termination of the Agreement or fraud by the Company in the making of the applicable representations and warranties set forth herein) of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(d)).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Termination Amount on more than one occasion.

(d) Each party acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties hereto would not enter into this Agreement; accordingly, if the Company fails to timely pay the Termination Amount pursuant to this Section 7.3 and, in order to obtain such payment, Merger Sub (or its designee) commences a suit that results in a judgment against the Company for the payment of the Termination Amount set forth in this Section 7.3, the Company shall pay Merger Sub Merger Sub (or its designee) its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval; provided that after the Company Stockholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company as applicable, without such further approval of such stockholders nor any amendment or change not permitted under applicable Law; provided, further, that no amendment to or waiver of any of Sections 7.4, 8.9(c), 8.10, 8.12(c), 8.14 and 8.16, the definitions of “Financing”, “Financing Parties” and “Financing Source Parties” (and any other definition or provision of this Agreement to the extent an amendment or waiver thereof would affect the substance of any of the foregoing) (collectively and, in each case, solely to the extent relating to the Financing Source Parties, the “Financing Source Party Provisions”) that is materially adverse to the Financing Source Parties shall be effective without the written consent of the Financing Parties.

Section 7.5 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Expenses. Except as expressly set forth herein (including Section 5.4 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

Section 8.3 Transfer Taxes. Except as otherwise provided in Section 2.2(e), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the cancelation of Company Common Stock and issuance of Parent Shares pursuant to the Merger shall be borne by Parent or Merger Sub and expressly shall not be a liability of holders of Company Common Stock.

Section 8.4 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent or Merger Sub:

James Hardie Industries plc

One Park Place

1st Floor, Block A

Upper Hatch Street

Dublin 2 D02 FD79

Ireland

Phone:  +353 1 411 6924

Email:  Tim.Beastrom@jameshardie.com

Attention: Chief Legal Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

Phone: (312) 407-0700

Email: Richard.Witzel@skadden.com

Attention: Richard C. Witzel, Jr.

if to the Company:

The AZEK Company Inc.

1330 W. Fulton St., Suite 350

Chicago, Illinois 60607

Phone: (877) 275-2935

Email: legaldepartment@azekco.com

Attention: Chief Legal Officer

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Phone: (212) 403-1000

Email:	MGordon@wlrk.com
BMRoth@wlrk.com
MAStagliano@wlrk.com
Attention:	Mark Gordon
Benjamin M. Roth
Mark A. Stagliano

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.4; provided, however, that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.4 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.4.

Section 8.5 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 23, 2025, unless the context requires otherwise. References to any information or document being “made available,” “provided” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room referred to as (x) “Project Apollo” hosted on behalf of the Company by SS&C Intralinks and (y) “Project Montana” and “Project Montana Clean Room” hosted on behalf of Parent by Datasite Diligence, in each case, prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. References to the “ordinary course of business” of any Person shall be deemed to mean “the ordinary course of business in a manner consistent with the past practices” of such Person.

Section 8.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof so long as such assignment would not reasonably be expected to have a Material Adverse Effect on Parent or impair the ability of Parent or Merger Sub to perform their obligations under this Agreement or to consummate the Merger, or prevent or delay the consummation of any of the Merger and the other transactions contemplated by this Agreement, and Parent continues to remain liable for all of such obligations as if no such assignment had occurred. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.7 shall be null and void.

Section 8.8 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.9 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.7 and this Section 8.9 from and after the Effective Time), (b) from and after the Effective Time, the holders of Company Common Stock and Company Equity Awards (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof. Notwithstanding the foregoing, the Company shall have the right, on behalf of the holders of shares of Company Common Stock and Company Equity Awards (who are and shall be third-party beneficiaries hereunder solely to the extent necessary for this sentence to be enforceable) to pursue and recover damages against Parent and Merger Sub for loss of the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Merger was consummated in accordance with the terms of this Agreement), and other relief, including equitable relief; provided that the rights granted pursuant to sentence shall be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards only by the Company, in its sole and absolute discretion, on behalf of such holders, and any amounts received by the Company in connection therewith may be retained by the Company.

Section 8.10 Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, subject in all respects to the provisions of any other agreement (including the Debt Letters or any definitive agreement relating to the Financing) between any Financing Source Party and any party hereto, all matters relating to any action or claim against any Financing Source Party, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.

Section 8.11 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.12 Consent to Jurisdiction.

(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.4 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

(c) Notwithstanding anything to the contrary in this Agreement, each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than any state or Federal court sitting in the county of New York.

Section 8.13 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

Section 8.15 Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.

Section 8.16 Waiver of Claims Against Financing Source Parties. The Company agrees, on behalf of itself and its Affiliates, that none of the Financing Source Parties shall have any liability to the Company or its Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Financing, whether at law or equity, in contract, in tort or otherwise, and that neither the Company nor any of its Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Parties under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Financing Source Parties in respect of the Financing. For the avoidance of doubt, nothing in this Section 8.16 or any other provision of this Agreement (x) shall modify or alter the rights of Parent under the Debt Letters or any definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in the Debt Letters or any definitive financing document pursuant thereto, as applicable, the provisions of the Debt Letters or such definitive financing document, as applicable, shall govern and control, and (y) shall be construed to limit the obligations of the Financing Source Parties, or to waive any claim of Parent or Merger Sub or, following the Closing, the Company (or their respective Affiliates), in each case against the Financing Source Parties, pursuant to the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated thereunder, including the Financing.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JAMES HARDIE INDUSTRIES PLC

By:	/s/ Aaron Erter
Name: Aaron Erter
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

JUNO MERGER SUB INC.

By:	/s/ Aaron Erter
Name: Aaron Erter
Title: President

[Signature Page to Merger Agreement]

THE AZEK COMPANY INC.

By:	/s/ Jesse Singh
Name: Jesse Singh
Title: Chief Executive Officer, President and Director

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“AFFA” shall mean the Amended and Restated Final Funding Agreement, dated as of November 21, 2006, between Parent, James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited, as may be amended or restated from time to time.

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“ASIC” shall mean the Australian Securities and Investments Commission.

“ASX” shall mean ASX Limited ACN 008 624 691 and, where the context requires, the financial market that it operates.

“ASX Listing Rules” shall mean the official listing rules of the ASX.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York, Dublin, Ireland or Sydney, Australia are authorized or obligated by Law or executive order to close.

“Company Benefit Plan” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, that the Company, any of its Subsidiaries or any Company ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; and (ii) each other employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement (whether written or unwritten) for any current or former employee or director of, or other individual service provider to, the Company or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or

App. A-1

with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability; provided that in no event shall a Company Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Stock Options, Company RSU Awards and Company PSU Awards.

“Company Equity Plan” shall mean the Company 2020 Omnibus Incentive Compensation Plan, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof, other than the Company ESPP.

“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414 of the Code, and the regulations issued thereunder.

“Company ESPP” shall mean the 2021 Employee Stock Purchase Plan of the Company, as amended from time to time.

“Company Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Company Leased Real Property.

“Company Leased Real Property” shall mean any real property that the Company or any of its Subsidiaries leases, subleases, licenses, occupies, or otherwise has any other interest in, from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).

“Company Owned IP” shall mean all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Company Owned Real Property” shall mean the real property listed on Appendix A(1) of the Company Disclosure Letter.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated January 23, 2025, between Parent and the Company.

“Contract” shall mean any binding written contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement, but shall not include any Company Benefit Plan or Parent Benefit Plan.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” shall have correlative meanings.

“Customs & International Trade Authorizations” shall mean any and all licenses, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, reexport, deemed reexport, or import of goods, Software, technology, technical data, services and international financial transactions.

App. A-2

“Customs & International Trade Laws” shall mean the applicable export control, import, customs and trade, and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the Tariff Act of 1930, as amended, and other applicable Laws administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies; the Export Administration Act of 1979, as amended; the Export Control Reform Act of 2018; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the anti-boycott Laws administered by the U.S. Department of Commerce; the anti-boycott Laws administered by the U.S. Department of the Treasury; and the Foreign Trade Regulations administered by the Census Bureau.

“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar non-United States, state and local Laws.

“Equity Award Exchange Ratio” shall mean the sum of (i) the quotient (rounded to four (4) decimal places) obtained by dividing (x) the Cash Consideration by (y) the Parent Share Price and (ii) the Exchange Ratio.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean 1.0340.

“Existing Company Credit Agreement” shall mean that certain Credit Agreement, dated as of September 26, 2024, by and among The AZEK Group LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, as borrower, the Company, as holdings, the lenders and issuing banks from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent and as collateral agent.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing Source Parties” shall mean any Person (other than Parent or any of its Affiliates), including the Financing Parties, that has committed to provide or arrange or otherwise entered into agreements in connection with providing or arranging the Financing or any portion thereof, and the parties to any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, each together with their respective controlling Persons, directors, officers, employees, investment bankers, agents, attorneys, accountants and other advisors acting on such Person’s behalf or Affiliates and any permitted successors or assignees of the foregoing.

“Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the United

App. A-3

States or that is subject to any Law other than U.S., federal, state or local law (other than any plan or program that is required by statute or maintained by a Governmental Authority to which the Company or any of its Affiliates contributes pursuant to applicable Law).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any federal, state, local, United States or non-United States or supranational government, or any governmental, regulatory, judicial or administrative authority, agency, commission or instrumentality.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment, or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any finance lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Intellectual Property” shall mean any intellectual property rights throughout the world, including (i) trade names, trademarks, brand names and service marks, certification marks, logos, symbols, trade dress and similar rights (in each case, whether registered or unregistered), and all registrations and applications to register any of the foregoing (“Trademarks”), (ii) patents and patent applications, statutory invention registrations, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations (“Patents”), (iii) copyrights (whether registered or unregistered) and any equivalent rights in published and unpublished works of authorship regardless of the medium, and all registrations and applications for registration applications for registration of the foregoing, (iv) internet domain names (“Domain Names”), (v) confidential and proprietary information, including trade secrets and know-how (“Trade Secrets”) and (vi) rights in computer programs, software, website and mobile content (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”).

“Intervening Event” shall mean a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

App. A-4

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean computers, computer systems, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, circuits and all other information technology equipment or systems (including any outsourced systems and processes).

“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A(2) of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.

“Labor Agreement” shall mean (i) any collective bargaining agreement or (ii) any other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings the terms of which are set forth by applicable Law) that restricts the movement of work (other than as provided by applicable Law) or has a material financial impact on the applicable business unit or units subject to such agreement, arrangement or understanding, in each case, with a labor or trade union, or labor organization or works council that is recognized by the Company or any of its Subsidiaries.

“Law” shall mean any United States, non-United States, state, municipal, local, national, supranational or non-United States statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, right of way or charges of any kind.

“Material Adverse Effect” shall mean, with respect to Parent or the Company, any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars; (ii) general changes or developments in any of the industries or markets in which such Person or any of its Subsidiaries operate; (iii) (A) adoption, implementation, repeal, modification or amendment of any applicable Laws or (B) changes in GAAP, or in the case of each of clause (A) and (B), any proposal therefor or change in interpretations or enforcement thereof; (iv) any change in the price or trading volume of such Person’s securities or other financial instruments or change in such Person’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (v) any failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism (to the extent not specifically targeting such Person), or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks of illness or disease or public health events (including COVID-19) or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company (in the case of Parent) or Parent (in the case of the

App. A-5

Company) after the date of this Agreement; (viii) the identity of Company (in the case of Parent) or Parent (in the case of the Company) and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of such Person’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); or (ix) any matter disclosed against a representation or warranty set forth in Article III in the Company Disclosure Letter (as it relates to the Company) or Article IV in the Parent Disclosure Letter in (as it relates to Parent); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which such Person and its Subsidiaries operate.

“NYSE” shall mean New York Stock Exchange.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.

“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Parent Benefit Plan” shall mean (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, that Parent, any of its Subsidiaries or any Parent ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any material liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement (whether written or unwritten) for any current or former employee or director of, or other individual service provider to, Parent or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any liability.

“Parent Credit Facilities” shall mean that certain Credit and Guaranty Agreement, dated as of December 21, 2021, by and among Parent and certain of its Subsidiaries, as initial barrows, initial guarantors and initial parent, each lender from time to time party thereto, Bank of America, N.A., HSBC Continental Europe and Wells Fargo Bank, National Association, as L/C issuers, HSBC Bank USA, National Association, as administrative agent and HSBC Continental Europe, as swing line lender.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Equity Awards” shall mean compensatory options to purchase Parent Shares, compensatory stock appreciation rights relating to Parent Shares, compensatory restricted stock awards relating to Parent Shares, compensatory restricted stock unit awards relating to Parent Shares, compensatory performance shares relating to Parent Shares, and compensatory deferred stock units relating to Parent Shares.

“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414 of the Code, and the regulations issued thereunder.

App. A-6

“Parent Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Parent Leased Real Property.

“Parent Leased Real Property” shall mean any real property that Parent or any of its Subsidiaries leases, subleases, licenses, occupies, or otherwise has any other interest in, from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).

“Parent Organizational Documents” shall mean the articles of association and memorandum of association of Parent and the certificate of incorporation and bylaws of Merger Sub, each as amended as of the date of this Agreement.

“Parent Owned IP” shall mean all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries.

“Parent Owned Real Property” shall mean any real property which is owned by Parent or any of its Subsidiaries.

“Parent Share Price” shall mean the five (5)-Trading Day VWAP ending on the Trading Day immediately prior to the Closing Date.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or non-United States equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property and that are not violated in any material respect by the current use and operation of such real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real property, Liens or other imperfections of title, if any, that do not, individually or in the aggregate, materially and adversely affect the continued ownership, rights to, use or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, (vi) in the case of Intellectual Property, non-exclusive licenses to customers or suppliers in their capacities as such in the ordinary course of business, (vii) any purchase money security interests, equipment leases or similar financing arrangements, (viii) any Liens securing indebtedness or liabilities that are reflected on the most recent consolidated balance sheet of the Company or notes thereto, (ix) any Liens that do not materially and adversely affect the continued ownership, rights to, use or operation (as applicable) of the applicable property or assets subject thereto in the conduct of business of a Person and its Subsidiaries as currently conducted and (x) Liens as set forth on Appendix A(3) of the Company Disclosure Letter.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” shall mean any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, including: (i) a natural person’s name, street address, telephone number, email address, photograph, social security number, social insurance number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification

App. A-7

of or contact with a natural person and for greater certainty includes all such information with respect to employees and (ii) any (A) persistent identifier, such as IP address or machine I.D. associated with an individual, (B) Protected Health Information (as such term is defined in the Health Insurance Portability and Accountability Act of 1996), (C) Non-public Personal Information (as such term is defined in Gramm-Leach-Bliley Act, as amended) or (D) Personal Data (as such term is defined in the General Data Protection Regulation ((EU) 2016/679) (as amended) (“GDPR”) and any national law supplementing the GDPR). “Personal Data” also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law.

“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, claims, audits, charges, indictments, litigations or examinations.

“Registrar of Companies” shall mean the Registrar of Companies in Dublin, Ireland.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, (ii) any Person located, organized or resident in a Sanctioned Country, (iii) any Person fifty percent (50%) or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and/or (ii), or (iv) any Person targeted by party-specific export controls (including by inclusion on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Military End User List, or Entity List).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom, or any other jurisdiction where such party or any of its Subsidiaries do business.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

App. A-8

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal (provided that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal.

“Tax” or “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, fees, levies, duties, imposts, obligations and other charges or assessments of the same or similar nature (together with any and all interest, penalties and additions to tax) imposed, imposable, collected or collectable by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, disability, welfare, alternative minimum, net worth, excise, withholding, ad valorem, stamp, license, transfer, value added, or gains, whether disputed or not.

“Tax Return” shall mean any return (including any information return), report, declaration, estimate, claim for refund, statement, notice, notification, form, election, certificate or other document or information, including any schedule or attachment thereto, filed with or submitted to, or required to be filed with or submitted to, the IRS or any other Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Tax Sharing Agreement” shall mean all Tax sharing, allocation, indemnification, reimbursement or similar agreement or arrangement or any other contractual obligations relating to Taxes (other than customary Tax indemnification provisions in commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes).

“Termination Amount” shall mean $272,000,000.

“Trading Day” shall mean any day on which the ASX is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. Sydney time.

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“VWAP” shall mean, for any period of consecutive Trading Days, the volume-weighted average price per share of “JHX” on the ASX (as calculated by Bloomberg L.P. under the function “VWAP” or, if not reported therein, the comparable function of another authoritative source mutually selected by the Company and Parent) for such period concluding at 4:00 p.m. Sydney time on the last Trading Day of such period, and expressed in United States dollars based on the exchange rate of one (1) Australian dollar (AU$1) into one (1) U.S. dollar as calculated by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent as of 4:00 p.m. Sydney time on such Trading Day.

App. A-9